Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275229

PROSPECTUS SUPPLEMENT

(to Prospectus dated November 7, 2023)

Portage Biotech Inc.

9,631,580 Ordinary Shares underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 7, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-275229), with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on November 28, 2023 (the “November 28, 2023 Form 6-K”). Accordingly, we have attached the November 28, 2023 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PRTG”. On November 27, 2023, the closing sale price of our Ordinary Shares as reported on Nasdaq was $1.30.

___________________________

Investing in the securities offered in the Prospectus involves a high degree of risk. Before making any investment in these securities, you should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 9 of the Prospectus, and in the other documents that are incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state or non-U.S. regulatory body has approved or disapproved of the securities offered in the Prospectus or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

___________________________

The date of this prospectus supplement is November 28, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (including the exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-253468) of Portage Biotech Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Exhibit

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended September 30, 2023. Unaudited - Prepared by Management as of November 28, 2023.

99.2	Management’s Discussion and Analysis for the three and six months ended September 30, 2023.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2023

PORTAGE BIOTECH INC.

By:	/s/ Allan Shaw
Allan Shaw
Chief Financial Officer

Exhibit 99.1

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended September 30, 2023

(Unaudited – Prepared by Management as of November 28, 2023)

(U.S. Dollars)

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

Index	Page

Notice to Reader	F-1

Condensed Consolidated Interim Statements of Financial Position As of September 30, 2023 (Unaudited) and March 31, 2023	F-2

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss) (Unaudited) Three and six months ended September 30, 2023 and 2022	F-3

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited) Six months ended September 30, 2023 and 2022	F-4

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) Six months ended September 30, 2023 and 2022	F-5

Notes to Condensed Consolidated Interim Financial Statements	F-6 to F-39

NOTICE TO READER OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of Portage Biotech Inc. are comprised of the condensed consolidated interim statement of financial position as of September 30, 2023 and the consolidated statement of financial position as of March 31, 2023, the condensed consolidated interim statements of operations and other comprehensive income (loss) for the three and six months ended September 30, 2023 and 2022 and the condensed consolidated interim statements of changes in shareholders’ equity and the condensed consolidated interim statements of cash flows for each of the six months ended September 30, 2023 and 2022 and are the responsibility of Portage Biotech Inc.’s management.

The condensed consolidated interim financial statements of Portage Biotech Inc. have been prepared by Portage Biotech Inc.’s management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

/s/ Allan Shaw	/s/ Ian Walters
Allan Shaw, CFO	Ian Walters, MD, Chairman of the Board and Chief Executive Officer

DATE: November 28, 2023

F-1

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Financial Position

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated November 28, 2023)

	Notes	September 30, 2023	March 31, 2023
			(Audited)
Assets
Current assets
Cash and cash equivalents		$3,445	$10,545
Prepaid expenses and other receivables	5	2,393	2,689
Convertible note receivable	6	429	442
Total current assets		6,267	13,676
Non-current assets
Investment in associate	6	716	806
Investment in public company	7	2,568	2,087
In-process research and development	9, 10	81,683	81,683
Deferred commitment fee	15	839	839
Right to use asset	8	278	—
Other assets, including equipment, net		49	38
Total non-current assets		86,133	85,453
Total assets		$92,400	$99,129

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$3,087	$1,865
Lease liability - current, including interest	8	49	—
Total current liabilities		3,136	1,865
Non-current liabilities
Lease liability - non-current	8	237	—
Deferred tax liability	10, 11	9,501	10,564
Deferred purchase price payable - Tarus	9, 17	7,949	7,179
Deferred obligation - iOx milestone	16, 17	4,580	4,126
Total non-current liabilities		22,267	21,869
Total liabilities		25,403	23,734

Shareholders’ Equity
Capital stock	12	219,494	218,782
Stock option reserve	13	22,716	21,204
Accumulated other comprehensive loss		(3,856)	(4,325)
Accumulated deficit		(170,693)	(159,616)
Total equity attributable to owners of the Company		67,661	76,045
Non-controlling interest	19	(664)	(650)
Total equity		66,997	75,395
Total liabilities and equity		$92,400	$99,129
Commitments and Contingent Liabilities (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

(Unaudited – see Notice to Reader dated November 28, 2023)

	Note	Three Months Ended September 30,		Six Months Ended September 30,
		2023	2022	2023	2022
Expenses
Research and development		$4,237	$1,565	$7,865	$3,441
General and administrative expenses		1,693	2,088	3,062	4,299
Loss from operations		(5,930)	(3,653)	(10,927)	(7,740)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	9, 16, 17	(113)	70	(1,224)	70
Share of loss in associate accounted for using equity method	6	(40)	(56)	(90)	(116)
Change in fair value of warrant liability		—	24	—	25
Depreciation expense		(15)	—	(26)	—
Foreign exchange transaction gain (loss)	11	(17)	(58)	1	(110)
Interest income		53	44	139	65
Interest expense		(10)	(9)	(16)	(9)
Loss before benefit for income taxes		(6,072)	(3,638)	(12,143)	(7,815)
Income tax benefit	11	907	2,553	1,052	5,105
Net loss		(5,165)	(1,085)	(11,091)	(2,710)
Other comprehensive income (loss)
Net unrealized gain on investments	6, 7	(1,300)	—	469	—
Total comprehensive loss for period		$(6,465)	$(1,085)	$(10,622)	$(2,710)

Net (loss) income attributable to:
Owners of the Company		$(5,158)	$(949)	$(11,077)	$(2,678)
Non-controlling interest	19	(7)	(136)	(14)	(32)
Net loss		$(5,165)	$(1,085)	$(11,091)	$(2,710)

Comprehensive (loss) income attributable to:
Owners of the Company		$(6,458)	$(949)	$(10,608)	$(2,678)
Non-controlling interest	19	(7)	(136)	(14)	(32)
Total comprehensive loss for period		$(6,465)	$(1,085)	$(10,622)	$(2,710)

Loss per share	14
Basic and diluted		$(0.29)	$(0.06)	$(0.62)	$(0.18)

Weighted average shares outstanding	14
Basic and diluted		17,801	16,742	17,751	15,056

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Six Months Ended September 30, 2023 and 2022

(Unaudited – see Notice to Reader dated November 28, 2023)

				Accumulated		Equity
	Number		Stock	Other		Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	(Loss) Income	Deficit)	of Company	Interest	Equity
	In ‘000’	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$
Balance, April 1, 2023	17,606	$218,782	$21,204	$(4,325)	$(159,616)	$76,045	$(650)	$75,395
Share-based compensation expense	—	—	1,512	—	—	1,512	—	1,512
Shares issued under ATM	186	682	—	—	—	682	—	682
Share issuance costs	—	(20)	—	—	—	(20)	—	(20)
Shares issued or accrued for services	16	50	—	—	—	50	—	50
Net unrealized gain on investments	—	—	—	469	—	469	—	469
Net loss for period	—	—	—	—	(11,077)	(11,077)	(14)	(11,091)
Balance, September 30, 2023	17,808	$219,494	$22,716	$(3,856)	$(170,693)	$67,661	$(664)	$66,997
Balance, April 1, 2022	13,349	$158,324	$16,928	$958	$(55,005)	$121,205	$44,229	$165,434
Share-based compensation expense	—	—	2,401	—	—	2,401	—	2,401
Shares issued in Tarus acquisition	2,426	17,200	—	—	—	17,200	—	17,200
Shares issued in iOx exchange	1,070	9,737	—	—	—	9,737	(9,737)	—
Deferred obligation - iOx milestone	—	—	—	—	—	—	(5,478)	(5,478)
Excess of non-controlling interest acquired over consideration - iOx	—	29,609	—	—	—	29,609	(29,609)	—
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	94	900	—	—	—	900	—	900
Shares issued or accrued for services	8	60	—	—	—	60	—	60
Net loss for period	—	—	—	—	(2,678)	(2,678)	(32)	(2,710)
Balance, September 30, 2022	16,947	$215,830	$19,329	$958	$(57,683)	$178,434	$(627)	$177,807

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Six Months Ended September 30, 2023 and 2022

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated November 28, 2023)

	Six Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net loss for the period	$(11,091)	$(2,710)
Adjustments for non-cash items:
Share-based compensation expense	1,512	2,401
Change in fair value of deferred purchase price payable – Tarus and deferred obligation – iOx milestone	1,224	(70)
Decrease in deferred tax liability	(1,063)	(5,105)
Share of loss in associate	90	116
Fair value of shares issued for services	50	60
Depreciation	26	—
Change in fair value of warrant liability	—	(25)
Foreign exchange transaction loss	—	24
Changes in operating working capital:
Accounts receivable	188	(39)
Prepaid expenses and other receivables	98	(23)
Other assets	(3)	—
Accounts payable and accrued liabilities	1,224	675
Other	—	8
Net cash used in operating activities	(7,745)	(4,688)

Cash flows from investing activities:
Purchase of convertible note receivable	—	(614)
Purchase of equipment	—	(3)
Net cash used in investing activities	—	(617)

Cash flows from financing activities:
Proceeds from shares issued under ATM and Committed Purchase Agreement	682	—
Share issuance costs	(20)	—
Repayment of lease liability	(17)	—
Repayment of notes payable assumed in Tarus acquisition	—	(2,000)
Repayment of milestone obligation assumed in Tarus acquisition	—	(1,009)
Net cash provided by (used in) financing activities	645	(3,009)

Decrease in cash and cash equivalents during period	(7,100)	(8,314)
Cash and cash equivalents at beginning of period	10,545	23,352
Cash and cash equivalents at end of period	$3,445	$15,038

Supplemental disclosure of cash flow information:
Net unrealized gain on investment in Intensity	$469	$—
Cash paid for interest	$13	$—

Supplemental disclosure of non-cash investing and financing activities:
Right to use asset acquired	$303	$—
Lease liability incurred	$303	$—
Fair value of shares issued for Tarus	$—	$17,200
Fair value of shares issued for non-controlling interest purchase of iOx	$—	$9,737
Fair value of deferred purchase price payable - Tarus	$—	$8,538
Fair value of deferred obligation - iOx milestone	$—	$5,478
Liabilities assumed in Tarus acquisition	$—	$3,000
Fair value of shares issued for commitment fees - Committed Purchase	$—	$900

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the “Company” or “Portage”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc. (“PDS”), is located at 61 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under the Securities and Exchange Commission (the “SEC”) rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is Nasdaq, the Company voluntarily delisted from the CSE on April 23, 2021.

Portage is a clinical-stage immuno-oncology company advancing therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enable the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of four diverse platforms, with lead programs consisting of invariant natural killer T-cell (“iNKT”) engagers and a suite of treatments targeting the adenosine pathway. Additional programs leverage delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these four platforms, Portage has 9 product candidates, of which five are pre-clinical and four of which are clinical stage. PORT-3 has been paused as the Company awaits more data. Additionally, PORT-7 is in Phase 1a from an Investigational New Drug perspective, though the Company has not commenced dosing patients, which it expects to commence in the first half of calendar year 2024, based upon available liquidity.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the “SalvaRx Acquisition”). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”) (60.49% interest), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics, Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc.

In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

NOTE 2. GOING CONCERN

As of September 30, 2023, the Company had cash and cash equivalents of approximately $3.4 million and total current liabilities of approximately $3.1 million. For the six months ended September 30, 2023, the Company is reporting a net loss of approximately $11.1 million and cash used in operating activities of approximately $7.7 million. As of October 31, 2023, the Company had approximately $7.2 million of cash and cash equivalents on hand.

F-6

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 2. GOING CONCERN (Cont’d)

The Company’s cash and cash equivalents balance is decreasing, and the Company will not generate positive cash flows from operations for the fiscal year ending March 31, 2024.

The Company may have to delay, scale-back, or eliminate certain of its activities and other aspects of its operations until such time as the Company is successful in securing additional funding. The Company is exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources. The future success of the Company is dependent upon its ability to obtain additional funding. There can be no assurance, however, that the Company will be successful in obtaining such funding in sufficient amounts, on terms acceptable to the Company, or at all. As of the date of this filing, the Company currently anticipates that current cash and cash equivalents, excluding any potential proceeds from its “at-the-market” (“ATM”) offering program and Committed Purchase Agreement (as defined below) with Lincoln Park Capital Fund, LLC (“Lincoln”), will be sufficient to meet its anticipated cash requirements through the end of March 2024. Access to the Committed Purchase Agreement with Lincoln, is generally limited based on, among other things, the Company’s Nasdaq trading volume. Furthermore, under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”), the amount of funds the Company can raise through primary public offerings of securities in any 12-month period using its registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by the Company’s non-affiliates, which limitation may change over time based on the Company’s stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. The Company is therefore limited by the Baby Shelf Rule as of the filing of this Form 6-K, until such time as our non-affiliate public float exceeds $75 million. These factors raise significant doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan, beyond the potential proceeds that could be reasonably generated from its ATM program and Committed Purchase Agreement with Lincoln given the Company’s current trading volume on Nasdaq. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions. See Note 20, “Events After the Balance Sheet Date – Sale of Ordinary Shares”, for a discussion of issuance of additional shares in October 2023.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2023.

F-7

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 17, “Financial Instruments and Risk Management”). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company (the “Board”) on November 28, 2023.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion;

(c)	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands. Saugatuck and subsidiary refers to Saugatuck and Saugatuck Rx LLC;

(d)	PDS, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(e)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx;

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck; and

(g)	Tarus Therapeutics, LLC (“Tarus”), a wholly-owned subsidiary of Portage.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. As of September 30, 2023, non-controlling interest represents the 30% shareholder ownership interest in Saugatuck and subsidiary, which is consolidated by the Company. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

Functional and Presentation Currency

The Company’s functional and presentation currency is the U.S. Dollar.

F-8

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments (including the Stimunity Convertible Note) (as defined below), deferred tax assets and liabilities, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, in-process research and development and the determination of the accounting acquirer and acquiree in the business combination accounting.

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 4 to the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2023 (“Fiscal 2023”). These policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Recent Accounting Pronouncements

IFRS Pronouncements Issued

Impact of Adoption of Significant New IFRS Standards in Fiscal 2023

(a)	Annual Improvements to IFRS Standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, “Financial Instruments,” IFRS 1, “First Time Adoption of IFRS,” IFRS 16, “Leases,” and IAS 41, “Biological Assets”.

i)	The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii)	The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii)	The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments were effective for annual periods beginning on or after January 1, 2022. The adoption of these amendments did not have a material effect on the Company’s annual consolidated financial statements or the condensed consolidated interim financial statements for the three and six months ended September 30, 2023.

F-9

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

New Accounting Standards, Interpretations and Amendments

Standards issued but not yet effective up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

(a)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2024. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(b)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10, “Consolidated Financial Statements,” and IAS 28, “Investments in Associates and Joint Ventures,” in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, “Business Combinations,” between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company is evaluating whether the adoption of the above amendment will have a material impact on its consolidated financial statements.

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

(In thousands)	As of September 30, 2023	As of March 31, 2023

Prepaid clinical research costs	$1,715	$1,653
Prepaid insurance	272	621
Prepaid offering costs	150	—
Tax deposits	109	119
Other prepaid expenses	95	56
Other receivables	52	71
Research & development tax credits	—	169
Total prepaid expenses and other receivables	$2,393	$2,689

F-10

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 6. INVESTMENT IN ASSOCIATE AND CONVERTIBLE NOTE RECEIVABLE

Details of the Company’s associate, Stimunity S.A. (“Stimunity”), as of September 30, 2023 and March 31, 2023 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of September 30, 2023	Voting Rights Held as of March 31, 2023
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	44.0%

The following table is a roll-forward of the Company’s investment in Stimunity as of and for the six months ended September 30, 2023 and 2022:

	As of and for the Six Months Ended September 30,
(In thousands)	2023	2022

Balance, beginning of period	$806	$1,673
Share of loss	(90)	(116)
Balance, end of period	$716	$1,557

The Company accounts for its investment in Stimunity under the equity method and, accordingly, records its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded loss in equity in Stimunity of $40,000 and $56,000 for the three months ended September 30, 2023 and 2022, respectively, and $90,000 and $116,000 for the six months ended September 30, 2023 and 2022, respectively.

Under the Shareholders’ Agreement entered into on June 1, 2020, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options, under a merger plan or for an acquisition, and (ii) the right to vote against any (a) issuances of additional securities that would call for Portage to waive its preferential subscription right, or (b) any dilutive issuance.

On July 13, 2022, the Company entered into a commitment with Stimunity to provide Stimunity with €600,000 under a convertible note (the “Stimunity Convertible Note”) with a maturity date of September 1, 2023 (the “Maturity Date”), which was funded by the Company on September 12, 2022. The Stimunity Convertible Note provided for simple interest at 7% per annum. The Stimunity Convertible Note was to be automatically converted into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, the Company was entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Also, if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for at least €5 million (the “Minimum Raise”), the Company had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares. Stimunity did not close a financing prior to the Maturity Date. The Company has not exercised its conversion rights to date. The Company is currently in discussions with Stimunity with respect to a restructuring of its overall interest in Stimunity. There can be no assurance that such negotiations will be successful, or that Stimunity will be successful in securing additional financing. The Company has evaluated the current financial markets, and the underlying assets of Stimunity and determined that the carrying value of its investment in Stimunity and the Convertible Note approximate the fair value at September 30, 2023. See Note 15, “Commitments and Contingent Liabilities – Stimunity Convertible Note,” for a further discussion.

F-11

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 6. INVESTMENT IN ASSOCIATE AND CONVERTIBLE NOTE RECEIVABLE (Cont’d)

The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. The Company recognized an unrealized gain of $0.039 million through other comprehensive income (“OCI”) in Fiscal 2023 to reflect the change in translation rate for the Stimunity Convertible Note settleable in euros, increasing the carrying value of the Stimunity Convertible Note to $0.653 million.

As of March 31, 2023, the Company determined that there were indications of impairment of both the investment in associate and the Stimunity Convertible Note receivable, based upon the inability of Stimunity to obtain financing. The Company performed an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity. The Company recorded provisions of impairment of $0.607 million and $0.211 million, with respect to the investment in associate and the Stimunity Convertible Note receivable, respectively, decreasing the carrying value of the investment in associate and the Stimunity Convertible Note to $0.806 million and $0.442 million, respectively, as of March 31, 2023.

During the three and six months ended September 30, 2023, the Company recorded an unrealized loss through OCI of $0.013 million and $0.012 million, respectively, to reflect the translation rate effect on the Stimunity Convertible Note settleable in euros. The Company determined that there were no significant changes in the market or Stimunity’s outlook from March 31, 2023 to September 30, 2023, and, accordingly, determined that the carrying value at September 30, 2023 was not further impaired.

NOTE 7. INVESTMENT IN PUBLIC COMPANY

The following is a discussion of the Company’s investment in Intensity Therapeutics, Inc. (“Intensity”) as of September 30, 2023 and March 31, 2023.

Intensity Therapeutics, Inc.

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a private clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity. The investment was recorded at fair value (which approximates cost) at the Acquisition Date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI. Upon Intensity’s initial public offering (“IPO”) discussed below, effective September 30, 2023, the fair value of the asset is determined by quoted market price.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited (“Fast Forward”) to purchase Intensity Holdings Limited (“IHL”), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares of the Company. The sole asset of IHL consists of 288,458 shares of Intensity. This transaction increased the Company’s ownership of Intensity to 1,288,458 shares.

F-12

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 7. INVESTMENT IN PUBLIC COMPANY (Cont’d)

On October 28, 2021, Intensity filed a Form S-1 Registration Statement with the SEC to register shares for an IPO, which was declared effective by the SEC, but subsequently withdrawn prior to closing.

In October and November of 2022, Intensity filed amendments to its Form S-1 Registration Statement, which reflected a proposed offering price in the range of $4.00 - $5.00 per share, which is less than the Company’s carrying value, which was an external indication of impairment. Accordingly, the Company performed an IAS 36, “Impairment of Assets,” fair value analysis and determined a fair value of $3.363 million, which was $4.046 million less than the then carrying value at December 31, 2022. Intensity continued to seek a successful IPO during the fourth quarter of fiscal year ended March 31, 2023. At March 31, 2023, the Company undertook an IAS 36 fair value analysis based on the continued existence of external indications of impairment. The analysis included evaluating the likelihood of a successful IPO and the timing of such an event, as well as the then lack of marketability of the shares and the continued uncertainty surrounding an IPO, or any type of financing.

In April 2023, Intensity completed a 1:2 reverse stock split, which reduced the Company’s holdings to 644,229 shares. As the offering was priced at $4.00 to $5.00 per share, the Company determined the fair value of its interest to be $2.087 million. In total, the Company recorded an unrealized loss of $5.322 million with respect to Intensity for the fiscal year ended March 31, 2023, which was recognized through OCI, reducing the Company’s carrying value in Intensity to $2.087 million as of March 31, 2023.

On July 5, 2023, Intensity completed an IPO of its common stock selling 3,900,000 shares at a price of $5.00 per share generating net proceeds of approximately $16.2 million. In connection with the offering, Intensity’s common stock began trading on Nasdaq on June 30, 2023, under the ticker symbol “INTS.” The Company received an additional 2,659 shares in connection with the offering pursuant to certain anti-dilution rights. Intensity sold its overallotment shares totaling 585,000 shares, which closed on July 7, 2023. The Company recorded unrealized loss of $1.287 million and unrealized gain of $0.481 million through OCI in the three and six months ended September 30, 2023, respectively, to reflect the difference between the market value of the Company’s ownership interest and its then carrying value, increasing the Company’s carrying value in Intensity to $2.568 million as of September 30, 2023. There was no unrealized gain or loss with respect to the Company’s investment in Intensity during the three and six months ended September 30, 2022. The Company owned approximately 4.7% of the issued and outstanding shares of Intensity as of September 30, 2023.

NOTE 8. LEASE

The Company entered into a lease of office space, which commenced on May 1, 2023. The lease provides for an original term of two years with an option to renew the lease for an additional term of three years. The Company has included the extension option in the lease analysis under IFRS 16, based upon management’s intentions. The Company calculated the lease liability using its incremental borrowing rate of 13%. The Company provided a $0.013 million security deposit. The lease liability is payable as follows (in thousands):

Twelve Months Ended September 30,	Amount
2024	$79
2025	81
2026	83
2027	85
2028	50
Total	378
Less: interest	(92)
Total lease liability	286
Lease liability - current	49
Lease liability - non-current	$237

F-13

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 9. ACQUISITION OF TARUS

On July 1, 2022, the Company, its wholly-owned subsidiary, Portage Merger Sub I, Inc., its wholly-owned subsidiary, Portage Merger Sub II, LLC and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor antagonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into Portage Merger Sub II, LLC of the Company with the surviving entity renamed Tarus Therapeutics, LLC. The Tarus merger entitles the Company to the rights, know-how and/or ownership related to the assets developed by Tarus (the “Adenosine Compounds”), including:

1.	All rights and obligations related to the License Agreement between Tarus and Impetis Biosciences Limited, dated October 29, 2019 (“Tarus License Agreement”), and the call option under the Tarus License Agreement, which was exercised on November 5, 2020;

2.	All intellectual property and related documents owned or controlled by Tarus, including issued or pending patents, patent applications and trade secrets. Additionally, any draft submissions and/or correspondence with patent authorities;

3.	All documents and supplies related to Adenosine Compounds (as defined in the Tarus License Agreement) including inventory, reagents, data, assays, reports, vendor agreements and other information related to the preclinical development;

4.	All clinical supplies, manufacturing know-how, batch records, regulatory documents pertaining to the Adenosine Compounds, certain reservations for manufacturing campaigns and any related agreements;

5.	All regulatory documents and correspondence pertaining to the Adenosine Compounds;

6.	All contract research organization (“CRO”) agreements and protocol related documents for Adenosine Compounds;

7.	All current documents related to market research, forecasting, budgets and competitive intelligence; and

8.	Rights to the use of Tarus Therapeutics’ name for regulatory purposes.

As consideration for Tarus, the Company issued to former Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day volume weighted average price per share of ordinary shares of Portage. Such ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months, which expired on February 1, 2023 and July 1, 2023, respectively. Additionally, the ordinary shares that were subject to a twelve month lock-up period, are also subject to a three month dribble-out period, which commenced July 1, 2023. During the dribble out period, each holder may not sell more than 10% of the average trading volume of the Company’s ordinary shares for the rolling three month period prior to the date on which the holder executes a trade of the Company’s ordinary shares without its prior written consent (which the Company is permitted to withhold at its sole discretion). Additionally, milestone payments of up to $32 million in cash or Portage ordinary shares (at the discretion of the Company) would be triggered upon achievement of future development and sales milestones, as described below. As a result of the transaction:

F-14

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 9. ACQUISITION OF TARUS (Cont’d)

•	The Company also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest). The short-term debt was repaid by the Company in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial utilizing Tarus’s adenosine receptor antagonists, the Company will pay an additional one-time milestone payment of $15 million to the former Tarus shareholders. Payment will be in the form of cash or Portage ordinary shares (at the discretion of the Company). The remaining $17 million milestone is based on targeted commercial sales.

In connection with the acquisition of Tarus, the Company performed a fair value analysis of the assets acquired and liabilities assumed. The Company based the analysis on its clinical plan and timing of development events, and the probabilities of success determined primarily based upon empirical third party data and Company experience as well as the relevant cost of capital. In its fair value analysis, the Company used the Multi-Period Excess Earnings Method for PORT-6 and PORT-7 and the Replacement Cost Method for PORT-8 and PORT-9, determined based upon the maturity of the assets and the availability of sufficient data to measure fair value. The Company recorded the ordinary shares issued at $17.2 million, which represented the aggregate market value of the ordinary shares issued on July 1, 2022. The Company followed the guidance of IAS 3 and IAS 32 and recorded a deferred purchase price payable - Tarus of $8.538 million, which reflected the estimated acquisition date fair value of contractual milestone obligations incurred. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The Company recorded the obligation as a non-current liability, in accordance with the provisions IAS 32 with respect to the classification of financial assets and financial liabilities. The Company determines the fair value of the contractual milestone obligations at each balance sheet date. Any change to the fair value is recorded in the Company’s statements of operations and other comprehensive income (loss). The balance of the deferred purchase price payable - Tarus was $7.949 million and $7.179 million as of September 30, 2023 and March 31, 2023, respectively.

The following table summarizes the purchase price allocation to the fair value of assets acquired and liabilities assumed for Tarus:

Assets:	(In thousands)
Identifiable intangible assets	$28,200
Goodwill	538
Total assets	$28,738
Consideration:
Fair value of shares issued	$17,200
Liabilities assumed	3,000
Deferred purchase consideration at fair value	8,538
Total liabilities	$28,738

F-15

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 9. ACQUISITION OF TARUS (Cont’d)

Pro forma Information

Summary unaudited pro forma condensed results of operations for the six months ended September 30, 2022, assuming the Tarus acquisition had occurred at the beginning of the earliest period presented, are as follows:

(In thousands)	Six Months Ended September 30, 2022
Loss from operations	$(7,442)
Loss before provision for income taxes	$(7,532)
Net loss	$(2,427)
Total comprehensive loss for period	$(2,427)
Loss per share	$(0.15)

There are no pro forma adjustments for the three and six months ended September 30, 2023 and the three months ended September 30, 2022 since these periods include the results of operations of Tarus.

These pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented, and they may not be indicative of results expected in the future.

NOTE 10. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In-process research and development (“IPR&D”) consists of the following projects (in thousands):

		Value as of
Project #	Description	September 30, 2023	March 31, 2023
iOx:
PORT 2 (IMM60)	Melanoma & Lung Cancers	$36,181	$36,181
PORT 3 (IMM65)	Ovarian/Prostate Cancers	21,709	21,709
		57,890	57,890

Oncomer/Saugatuck	DNA Aptamers	178	178

Tarus:
PORT 6 & PORT 7	Adenosine Receptors	22,723	22,723
PORT 8	Adenosine Receptors	420	420
PORT 9	Adenosine Receptors	472	472
		23,615	23,615

In-process research and development		$81,683	$81,683

Deferred tax liability		$13,020	$13,195

F-16

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 10. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY (Cont’d)

At the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. Pursuant to IAS 36, the Company evaluated the then-current capital markets, the increasing costs of capital, and the delays in the timing of asset development and concluded that provisions for impairment were required during the year ended March 31, 2023 with respect to the iOx IPR&D and the Tarus IPR&D. The Company recognized an impairment of $59.320 million with respect to the iOx assets, reducing the Company’s carrying value from $117.210 million to $57.890 million and an impairment of $4.585 million with respect to the Tarus assets, reducing the Company’s carrying value from $28.2 million to $23.615 million. The deferred tax liability in the U.K. was reduced as a result of the IPR&D impairment loss recognized by iOx for financial statement purposes.

Deferred tax liability represents iOx’s estimated tax on the difference between book and tax basis of the IPR&D, which is taxable in the U.K, and the effect of usable net operating loss carryforwards.

NOTE 11. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to U.K. taxes.

The (expense) benefit from income taxes consists of the following for the six months ended September 30, 2023 and 2022 (U.S. Dollars in thousands):

	Six Months Ended September 30,
(In thousands)	2023	2022

Current:
Federal	$(10)	$—
State and local	—	—
Foreign	—	—
Total current	(10)	—

Deferred:
Federal	—	—
State and local	—	—
Foreign	1,062	5,105
Total deferred	1,062	5,105
Benefit from income taxes	$1,052	$5,105

F-17

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 11. INCOME TAXES (Cont’d)

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the six months ended September 30, 2023 and 2022 (U.S. Dollars in thousands):

	Six Months Ended September 30,
	2023	2022
(Loss) income on ordinary activities before tax	$(1,146)	$188
Statutory U.S. income tax rate	21.0%	21.0%
Income tax benefit (expense) at statutory income tax rate	241	(39)
Share-based compensation expense recognized for financial statement purposes	(281)	—
Other losses recognized	(9)	39
Utilization of losses not previously benefitted	39	—
Income tax (expense)	$(10)	$—

As of September 30, 2023, the Company had $0.5 million of federal net operating losses, which carryforward indefinitely but are limited to 80% of taxable income when utilized and $4.2 million of items deducted for financial statements but not for federal income tax purposes. As of September 30, 2023 and March 31, 2023, the Company had U.S. deferred tax assets of $0.1 million and $0.2 million, respectively.

The following is a reconciliation of the U.K. taxes to the effective income tax rates for the six months ended September 30, 2023 and 2022 (U.S. Dollars in thousands):

	Six Months Ended September 30,
	2023	2022
Loss on ordinary activities before tax	$(3,808)	$(3,207)
Statutory U.K. income tax rate	25.0%	19.0%
Loss at statutory income tax rate	952	609

Change from increase in deferred income tax rate	—	192
Recognition of deferred tax assets	—	—
Foreign currency effect	110	4,304
Income tax benefit	$1,062	$5,105

Research and development credit receivables of $0.2 million were included in prepaid expenses and other receivables on the condensed consolidated interim statements of financial position as of March 31, 2023. The receivable was collected in July 2023.

F-18

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 11. INCOME TAXES (Cont’d)

The following is a reconciliation of financial statement income (loss) to tax basis income (loss) (in thousands):

	Six Months Ended September 30,
	2023				2022
	United States	BVI	United Kingdom	Total	United States	BVI	United Kingdom	Total

Pre-tax loss	$(1,146)	$(7,189)	$(3,808)	$(12,143)	$(20)	$(4,588)	$(3,207)	$(7,815)
Share-based compensation expense for financial statement purposes for which no benefit was taken	1,338	—	—	1,338	—	—	—	—
Losses not subject to tax	41	7,189	—	7,230	—	4,588	—	4,588
Utilization of losses not previously benefitted	(186)	—	—	(186)	20	—	—	20
Taxable income (loss)	$47	$—	$(3,808)	$(3,761)	$—	$—	$(3,207)	$(3,207)

As of September 30, 2023 and March 31, 2023, the Company’s deferred tax assets and liabilities in the U.K. consisted of the effects of temporary differences attributable to the following (U.S. Dollars in thousands):

	As of September 30,	As of March 31,
	2023	2023
Deferred tax assets:
Net operating loss	$(5,019)	$(4,131)
Deferred tax asset (unrecognized)	1,500	1,500
Deferred tax asset	(3,519)	(2,631)

Deferred tax liabilities:
In-process research and development	13,020	13,195
Deferred tax liability	13,020	13,195

Net deferred tax liability	$9,501	$10,564

iOx generated no research and development cash credits recorded for the six months ended September 30, 2023 and 2022.

As of September 30, 2023 and March 31, 2023, iOx had a net deferred tax liability of approximately $9.5 million and approximately $10.6 million, respectively. On January 8, 2019, the Company originally recognized a $19.8 million deferred tax liability, reflecting the then prevailing U.K. tax rate of 17% on the difference between the book and income tax basis of IPR&D acquired as part of the SalvaRx Acquisition. In the fiscal 2022, the Company recorded a $7.0 million increase in deferred income taxes to reflect a future change in the U.K. income tax rate to 25% effective April 1, 2023 and recognized $0.7 million of current year losses and $0.8 million of prior year losses. The Company also recognized a $1.1 million decrease in deferred tax liability in fiscal 2022 to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling. For the year ended March 31, 2023, the Company recognized an aggregate reduction in net deferred tax liability of $17.9 million, comprised of $11.3 million to recognized the deferred tax effect of loss on impairment recognized with respect to the iOx IPR&D, $0.7 million related to other current year losses, $3.8 million to reflect the change related to the future U.K. tax rates and $2.1 million to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling. For the six months ended September 30, 2023, the Company recognized a net decrease in the deferred tax liability of $1.1 million comprised of $0.1 million to reflect the effect of the change in exchange rates on the liability in the period and recognized $1.0 million of current period losses.

F-19

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 11. INCOME TAXES (Cont’d)

There is no expiration date for accumulated tax losses in the U.K. entities.

NOTE 12. CAPITAL STOCK

(a)	Authorized ordinary shares: Unlimited number of Portage ordinary shares without par value.
(b)	The following is a roll-forward of Portage’s ordinary shares for the six months ended September 30, 2023 and 2022:

	Six Months Ended September 30,
	2023		2022
	Ordinary Shares	Amount	Ordinary Shares	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of period	17,606	$218,782	13,349	$158,324
Shares issued under public offering and ATM, net of issue costs	186	662	—	—
Shares issued or accrued for services	16	50	8	60
Shares issued in Tarus acquisition	—	—	2,426	17,200
Shares issued in iOx exchange	—	—	1,070	9,737
Excess of non-controlling interest acquired over consideration – iOx	—	—	—	29,609
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	—	—	94	900
Balance, end of period	17,808	$219,494	16,947	$215,830

Portage filed a shelf registration statement with the SEC under which it may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement”). In connection with the Registration Statement, Portage has filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by Portage of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covers the offer, issuance and sale by Portage in its ATM offering of up to a maximum aggregate offering price of $50,000,000 of Portage’s ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by Portage of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald; and
•	a prospectus supplement dated August 19, 2022, for the resale of up to $30,000,000 in ordinary shares that Portage may sell from time to time to Lincoln and an additional 94,508 shares that were issued to Lincoln.

F-20

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 12. CAPITAL STOCK (Cont’d)

The Sales Agreement permits the Company to sell in an ATM program up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by the Company under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Upon termination of the Sales Agreement, any portion of the $50,000,000 included in the Sales Agreement prospectus that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the base prospectus.

During Fiscal 2022, the Company sold 90,888 ordinary shares under the ATM program, generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

The Company has issued 2,425,999 ordinary shares in connection with the acquisition of Tarus Therapeutics, Inc. and in connection with the Tarus Therapeutics, Inc.’s acquisition it may issue additional ordinary shares. See Note 9, “Acquisition of Tarus,” for a further discussion.

On July 18, 2022, the Company entered into the iOx Share Exchange Agreement under which it exchanged 1,070,000 ordinary shares of the Company for the remaining minority interest of 21.68% of iOx. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

On July 6, 2022, the Company entered into a Purchase Agreement (the “Committed Purchase Agreement”) with Lincoln, under which it may require Lincoln to purchase ordinary shares of the Company having an aggregate value of up to $30 million (the “Purchase Shares”) over a period of 36 months. Upon execution of the Committed Purchase Agreement, the Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Purchase Shares in three different scenarios that are based on various market criteria and share amounts. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The requirement that Lincoln must make a purchase will be suspended based on various criteria such as there not being an effective registration statement for Lincoln to be able to resell the ordinary shares it is committed to purchase and market criteria such as the Company continuing to be Depository Trust Company eligible, among other things. The Committed Purchase Agreement does not impose any financial or business covenants on the Company, and there are no limitations on the use of proceeds. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the date of the Committed Purchase Agreement, excluding, however, an ATM transaction with a registered broker-dealer, which includes any sales under the Sales Agreement with Cantor Fitzgerald.

As discussed in Note 2, “Going Concern,” the Company’s access to the ATM program and the Committed Purchase Agreement is generally limited based on the Company’s trading volume on Nasdaq. See Note 15, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

F-21

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 12. CAPITAL STOCK (Cont’d)

From April 1, 2023 through September 30, 2023, the Company sold 186,604 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million.

In Fiscal 2023, the Company sold 166,145 ordinary shares under the ATM program, generating net proceeds of approximately $0.9 million. Separately, in Fiscal 2023, the Company sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million.

NOTE 13. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the six months ended September 30, 2023 and 2022:

	Six Months Ended September 30,
	2023		2022
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve
Balance, beginning of period	$—	$21,204	$11,659	$16,928
Share-based compensation expense	—	1,512	—	2,401
Settled in iOx exchange	—	—	(11,659)	—
Balance, end of period	$—	$22,716	$—	$19,329

Stock Options and Restricted Stock Units

On June 25, 2020, at the annual meeting of shareholders, the Company’s incentive stock option plan (the “2020 Stock Option Plan”) was approved, which authorized the Company’s directors to fix the option exercise price and to issue stock options under the plan as appropriate. The Company’s 2020 Stock Option Plan was a 10% rolling stock option plan under which the Company’s directors were authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units (“RSUs”) and dividend equivalent rights (the “2021 Equity Incentive Plan”). The aggregate number of equity securities, which may be issued under the 2021 Equity Incentive Plan has not been changed.  Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of $17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the Board vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director of the Company) vest 1/3 on each of the first three anniversaries of the grant date.

Additionally, the Company granted 243,000 RSUs on January 13, 2021, with a fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The RSUs vested on the date of grant, but the underlying ordinary shares will not be settled and delivered to the holder of the RSUs until one of four of the following conditions are met: (1) a Change in Control (as defined in the Amended and Restated 2021 Equity Incentive Plan (defined below)), (2) the participant’s Separation from Service (as defined in the Amended and Restated 2021 Equity Incentive Plan), (3) the participant’s death, or (4) the participant’s Disability (as defined in the Amended and Restated 2021 Equity Incentive Plan) (collectively, the “Settlement Triggers”).  In accordance with IFRS 2, “Share-based Payment,” the Company recognized compensation expense of $4.3 million in the year ended March 31, 2021, in connection with the RSU grants.

F-22

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 13. STOCK OPTION RESERVE (Cont’d)

Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

On January 19, 2022, the Board unanimously approved the Amended and Restated 2021 Equity Incentive Plan (the “Amended and Restated 2021 Equity Incentive Plan”). The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of ordinary shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding ordinary shares of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of ordinary shares not to exceed an additional 5% of the aggregate number of shares then outstanding;

(2)	The authorization of incentive stock options under the Amended and Restated 2021 Equity Incentive Plan; and

(3)	The provision of dividend equivalent rights to be issued when authorized.

Pursuant to the Amended and Restated 2021 Equity Incentive Plan, on January 19, 2022, the Company granted an aggregate of 302,000 stock options exercisable at a price of $10.22 per share, representing the average price of the Company’s ordinary shares on the grant date, which expire on January 19, 2032, to various directors, officers and consultants of the Company. A total of 13,800 of the 302,000 stock options were granted to two members of the Board and vest on the first anniversary of the grant date. The balance of 288,200 stock options was granted to employees (one of whom is also a director of the Company), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date.

Additionally, the Company granted 135,740 RSUs to employees (one of whom is also a director of the Company) on January 19, 2022, with a fair value of $10.22 per share, representing the average price of the shares on the grant date. The RSUs were fully vested and nonforfeitable as of the grant date, will be settled and delivered in accordance with the Settlement Triggers and will expire on January 19, 2032.

On February 15, 2022, James Mellon, Linda Kozick and Mark Simon were appointed to the Board. Mr. Mellon owned approximately 23.9% of the Company’s outstanding shares at that date. Additionally, Mr. Mellon had previously served as a member of the Board from 2016 to August 14, 2020. On February 15, 2022, in connection with the appointments, each of these directors was granted 13,800 non-qualified stock options, which vest ratably monthly over a three-year period. The options have an exercise price of $8.59 per share, representing the average price of the shares on the grant date, and will expire, if unexercised, on February 15, 2032.

On June 8, 2022, the Company granted 50,000 options to purchase shares to an executive of the Company. The options have an exercise price of $11.00, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the grant date and will expire, if unexercised, on June 8, 2032.

On July 27, 2022, the Company granted 15,900 options to purchase shares to a member of the Board. The options have an exercise price of $10.06, the average price of the stock on that date, vest ratably on each monthly anniversary of the grant date in the three year period following the grant date and will expire, if unexercised, on July 27, 2032.

On March 30, 2023, the Board unanimously approved to increase the maximum number of ordinary shares reserved for issuance under the Amended and Restated 2021 Equity Incentive Plan. The aggregate number of shares reserved for awards under the Amended and Restated 2021 Equity Incentive Plan was increased by 879,180 shares, which represented 5% of ordinary shares outstanding on March 29, 2023, to 2,880,992, which is equal to 16% of the issued and outstanding ordinary shares in the capital of the Company as of September 30, 2023. Of the 2,880,992 reserved shares, 2,342,160 shares were reserved for awards previously granted and 538,832 shares remained available for future awards.

F-23

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 13. STOCK OPTION RESERVE (Cont’d)

On March 30, 2023, the Company granted an aggregate of 746,120 stock options exercisable at a price of $2.92 per share, representing the average price of the shares on the grant date, which expire on March 30, 2033, to various directors, officers and a consultant of the Company. 14,600 options to purchase ordinary shares, totaling 87,600, were granted to each non-executive member of the Board and vest on the first anniversary of the grant date. A total of 651,020 stock options were granted to employees (including Mr. Walters, who is Chairman of the Board of Directors), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date. The balance of 7,500 stock options were also granted to a consultant, which was fully vested as of the grant date.

(b)	The changes in the number of options issued for the six months ended September 30, 2023 and 2022 were:

	Six Months Ended September 30,
	2023	2022	2023	2022
	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
Balance, beginning of period	1,963,420	1,151,400	—	1,275
Granted	—	65,900	—	—
Expired or forfeited	—	—	—	(1,275)
Balance, end of period	1,963,420	1,217,300	—	—
Exercisable, end of period	769,213	414,930	—	—

(c)	The following is the weighted average exercise price and the remaining contractual life for outstanding options by plan as of September 30, 2023 and 2022:

	As of September 30,
	2023	2022	2023	2022
	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
Weighted average exercise price	$10.53	15.19	$—	$—
Weighted average remaining contractual life (in years)	8.36	8.66	—	—

F-24

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 13. STOCK OPTION RESERVE (Cont’d)

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price for all options outstanding as of September 30, 2023 and March 31, 2023, except for 7,500 vested options and 738,620 unvested options as of March 31, 2023.

The Company recorded approximately $0.7 million and $1.2 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the three months ended September 30, 2023 and 2022, respectively. The Company recorded approximately $1.5 million and $2.4 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the six months ended September 30, 2023 and 2022, respectively. The Company expects to record additional share-based compensation expense of approximately $2.6 million through March 2027 with respect to the Amended and Restated 2021 Equity Incentive Plan.

As of September 30, 2022, the Company’s iOx stock option plan was fully vested. The iOx stock option plan expired on May 5, 2022 and all outstanding stock option awards issued under the iOx stock option plan expired.

NOTE 14. (LOSS) PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (U.S. Dollars in thousands, except per share amounts):

	Three Months Ended September 30,		Six Months Ended September 30,
	2023	2022	2023	2022
Numerator (in 000’$)
Net loss attributable to owners of the Company	$(5,158)	$(949)	$(11,077)	$(2,678)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	17,801	16,742	17,751	15,056
Basic and diluted (loss) per share	$(0.29)	$(0.06)	$(0.62)	$(0.18)

F-25

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 14. (LOSS) PER SHARE (Cont’d)

The inclusion of the Company’s stock options, RSUs and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the three and six months ended September 30, 2023 and 2022. The following table reflects the Company’s outstanding securities by year that would have an anti-dilutive effect on loss per share and, accordingly, were excluded from the calculation.

	As of September 30,
	2023	2022
Stock options	1,963,420	1,217,300
Restricted stock units	378,740	378,740

NOTE 15. COMMITMENTS AND CONTINGENT LIABILITIES

Effective March 15, 2022, iOx entered into a Master Services Agreement (the “MSA”) with Parexel International (IRE) Limited (“Parexel”) under which Parexel agreed to act as clinical service provider (CRO) pursuant to a work order (“Work Order”) effective June 1, 2022. Pursuant to such Work Order, Parexel will operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer. The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion of the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million. During Fiscal 2023, the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs.

On March 1, 2023, Tarus entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million.

Stimunity Convertible Note

On July 13, 2022, the Company entered into a commitment with Stimunity to provide Stimunity with €600,000 under the Stimunity Convertible Note, with a maturity date of September 1, 2023, which was funded by the Company on September 12, 2022. The Stimunity Convertible Note provided for simple interest at 7% per annum. The Stimunity Convertible Note was to be automatically converted into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, the Company was entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Also, if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for the Minimum Raise, the Company had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares. Stimunity did not close a financing prior to the Maturity Date. The Company has not exercised its conversion rights to date. The Company is currently in discussions with Stimunity with respect to a restructuring of its overall interest in Stimunity. There can be no assurance that such negotiations will be successful, or that Stimunity will be successful in securing additional financing. The Company has evaluated the current financial markets, and the underlying assets of Stimunity and determined that the carrying value of its investment in Stimunity and the Convertible Note approximate the fair value at September 30, 2023. See Note 6, “Investment in Associate and Convertible Note Receivable,” for a further discussion.

F-26

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 15. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

Committed Purchase Agreement

On July 6, 2022 (the “Signing Date”), the Company entered into the Committed Purchase Agreement with Lincoln, pursuant to which the Company may require Lincoln to purchase ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Company’s ordinary shares in three different scenarios that are based on various market criteria and share amounts.

Upon execution of the Committed Purchase Agreement, the Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee valued at $0.9 million. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The Company is accounting for the commitment fee as a deferred commitment fee on the condensed consolidated interim statements of financial position as of September 30, 2023 and March 31, 2023 and will amortize it pro-rata against equity sold under the Committed Purchase Agreement. Any unamortized balance will be written-off to operations at the expiration of the commitment. The unamortized balance of the deferred commitment fee was $0.839 million as of each of September 30, 2023 and March 31, 2023.

The Committed Purchase Agreement does not impose any financial or business covenants on the Company and there are no limitations on the use of proceeds received by the Company from Lincoln. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the Signing Date, excluding, however, an at-the-market transaction with a registered broker-dealer.

In connection with the Committed Purchase Agreement, the Company and Lincoln entered into a Registration Rights Agreement, dated July 6, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file with the SEC the prospectus supplement to the Company’s shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Committed Purchase Agreement. The prospectus supplement was filed on August 19, 2022.

Access to the Committed Purchase Agreement with Lincoln is generally limited based on, among other things, the Company’s Nasdaq trading volume. Furthermore, under the Baby Shelf Rule, the amount of funds the Company can raise through primary public offerings of securities in any 12-month period using its registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by the Company’s non-affiliates, which limitation may change over time based on the Company’s stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. The Company is therefore limited by the Baby Shelf Rule as of the filing of this Form 6-K, until such time as its non-affiliate public float exceeds $75 million.

The Company is obligated under the Merger Agreement and the iOx Share Exchange Agreement to pay certain third party earnouts based on the achievement of certain milestones. See Note 9, “Acquisition of Tarus,” and Note 16, “Related Party Transactions – Share Exchange Agreement – iOx,” respectively, for further discussions.

F-27

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS

SalvaRx Acquisition

Two of the Company’s directors are also directors of SalvaRx Group plc, a company which owns approximately 4.1% of the Company’s issued and outstanding ordinary shares as of September 30, 2023.

Investments

The Company has entered into related party transactions and certain services agreements with its investees.  Key management personnel of the Company have also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The CEO of Portage is one of three members of the board of directors of Stimunity (see Note 6, “Investment in Associate and Convertible Note Receivable,” and Note 15, “Commitments and Contingent Liabilities – Stimunity Convertible Note”).
(b)	iOx. Upon execution of the iOx Share Exchange on July 18, 2022, the non-Portage director resigned from the iOx board leaving two Portage insiders as directors. The CEO of Portage is also the CEO of iOx, and the management team of Portage comprises the management team of iOx. See below for a discussion of the Company’s purchase of the non-controlling interest in iOx through its wholly-owned subsidiary SalvaRx.
(c)	Saugatuck. One of the three directorships on the board of directors of Saugatuck is controlled by Portage. Additionally, the CEO of Portage is also the CEO of Saugatuck, and the management team of Portage comprises the management team of Saugatuck.
(d)	Intensity. The CEO of Portage previously served as a part-time officer of Intensity until becoming a consultant in 2023. Additionally, Intensity provided services (primarily rent) to Portage through April 2023.
(e)	Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of Portage through shared services agreements.

The following are related party balances and transactions other than those disclosed elsewhere in the condensed consolidated interim financial statements:

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with OSI, the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments,” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%.

F-28

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

Share Exchange Agreement – iOx

On July 18, 2022, the Company and SalvaRx entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform. The Company followed IFRS 3, “Business Combinations,” and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. The Company achieved control of iOx, as defined, on January 8, 2019 upon the completion of the SalvaRx Acquisition. Further transactions whereby the parent entity acquires further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

The Company now owns the worldwide rights to its small molecule iNKT engagers, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to the Company, and the Company acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 1,070,000 Portage ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, the Company owns 100% of the issued and outstanding shares of iOx through its wholly-owned subsidiary, SalvaRx.

As additional consideration for the sale of the iOx shares to the Company under the Share Exchange Agreement, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25 million calculated at the Per Share Earnout Price (as defined in the Share Exchange Agreement) upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/engager) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). The Company shall have the option, in its sole and absolute discretion, to settle the Earnout Shares in cash. The Company followed IFRS 3 and IAS 32, “Financial Instruments: Presentation,” to account for the fair value of the Earnout Shares. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The fundamental principle of IAS 32 is that a financial instrument should be classified as either a financial liability or an equity instrument according to the substance of the contract, not its legal form, and the definitions of financial liability and equity instrument. A financial instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met:

(a)	the instrument includes no contractual obligation to deliver cash or another financial asset to another entity, and
(b)	if the instrument will or may be settled in the Company’s own equity instruments, it is either:
(i)	a non-derivative that includes no contractual obligation for the Company to deliver a variable number of its own equity instruments; or
(ii)	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

F-29

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

When a derivative financial instrument gives one party a choice over how it is settled (for instance, the Company or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument. The financial instrument includes the exclusive right of the Company to settle the obligation with cash or equity and, accordingly, accounted for the fair value of the Earnout Shares as a non-current liability.

The Company recorded $5.478 million as the fair value estimate of the Earnout Shares, which is reflected as deferred obligation - iOx milestone on the condensed consolidated interim statements of financial position included herein. The Company will determine the fair value of the Earnout Shares at each balance sheet date. Any change to the fair value will be recorded in the Company’s statements of operations and other comprehensive income (loss). The Company recorded a (loss) from the change (increase) in the fair value of the liability of $0.028 million and $0.454 million for the three and six months ended September 30, 2023, respectively.

Employment Agreements

PDS entered into a Services Agreement with the Company’s CEO effective December 15, 2021 (the “CEO Services Agreement”). The CEO Services Agreement originally provided for a base salary of $618,000, plus cost-of-living increases. On December 19, 2022, the Compensation Committee of the Board (the “Compensation Committee”) approved the CEO’s compensation of $642,700 for the year ended March 31, 2024 (“Fiscal Year 2024”). The CEO Services Agreement provides for annual increases based upon the review of the base salary by the Board prior to the anniversary of the CEO Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The CEO Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The CEO Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the CEO Services Agreement.

Under the CEO Services Agreement, the CEO may terminate his employment with PDS at any time for Good Reason (as defined in the CEO Services Agreement). PDS may terminate the CEO’s employment immediately upon his death, upon a period of disability or without Just Cause (as defined in the CEO Services Agreement). In the event that the CEO’s employment is terminated due to his death or Disability (as defined in the CEO Services Agreement), for Good Reason or without Just Cause, he will be entitled to accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits (as defined in the CEO Services Agreement), which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, the CEO will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate the CEO and PDS shared such costs during his period of employment.

Additionally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the CEO Services Agreement), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

F-30

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

If the CEO’s employment by PDS is terminated by PDS or any successor entity without Just Cause (not including termination by virtue of the CEO’s death or Disability) or by the CEO for Good Reason within 12 months following the effective date of a Change in Control (as defined in the CEO Services Agreement), then, in addition to paying or providing the CEO with the Accrued Obligations (as defined in the CEO Services Agreement), the Company will provide the following Change in Control Severance Benefits (as defined in the CEO Services Agreement):

(1)	PDS will pay the base salary continuation benefit for 18 months;

(2)	PDS will pay the life insurance benefit for 18 months;

(3)	PDS will pay an additional amount equivalent to the CEO’s target annual bonus calculated using the bonus percentage for the performance year in which the CEO’s termination occurs. This bonus will be paid in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the CEO’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the CEO with continued medical and dental benefits, as described above, for 18 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

PDS entered into services agreements (individually, an “Executive Service Agreement,” and collectively, the “Executive Service Agreements”) with each of the Company’s five other members of senior management (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021, one of which is dated December 15, 2021 and one of which is dated June 1, 2022. Each of the Executive Services Agreements provides for an initial term of two years that is automatically renewed for one-year periods (except two of the Executive Services Agreement, which provides for an initial term of one year and that is automatically renewed for one-year periods). The Executive Services Agreements initially provided for annual base salaries ranging from $175,000 to $348,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

On December 19, 2022, the Compensation Committee approved executive compensation (other than for the CEO) for Fiscal Year 2024 for annual base salaries ranging from $183,750 to $469,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%.

The Executive Services Agreements can be terminated by PDS without Just Cause, by death or Disability, or by the Executive (except one) for Good Reason (each as defined in the respective Executive Services Agreements). In such instances, the Executive Services Agreements provide for the payment of accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, the Executives (except two) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate PDS and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the respective Executive Services Agreements), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

F-31

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

If an Executive’s employment by PDS is terminated by the Company or any successor entity without Just Cause (not including termination by virtue of the Executive’s death or Disability) or by the Executive (except one) for Good Reason within 12 months following the effective date of a Change in Control (as defined in the respective Executive Services Agreements), then, in addition to paying or providing the Executive with the Accrued Obligations (as defined in the respective Executive Services Agreements), the Company will provide the following Change in Control Severance Benefits (as defined in the respective Executive Services Agreements), except in two cases in which the Executive is entitled to Item (5) and 50% of Items (1) and (3) below:

(1)	PDS will pay the base salary continuation benefit for 12 months;

(2)	PDS will pay the life insurance benefit for 12 months;

(3)	The Company will pay an additional amount equivalent to the Executive’s target annual bonus calculated using the bonus percentage for the performance year in which the Executive’s termination occurs. This bonus will be payable in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the Executive’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the Executive with continued medical and dental benefits, as described above, for 12 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of PDS or the Company will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Executive Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Executive Services Agreements also includes non-competition and non-solicitation of employees and customers provision that run during the Executive’s employment with PDS and for a period of one year after termination of employment.

Bonuses & Board Compensation Arrangements

In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing. The accrued, unpaid amount of approximately $0.4 million is included in accounts payable and accrued liabilities on the condensed consolidated statements of financial position as of each of September 30, 2023 and March 31, 2023. No executive performance bonus has been recommended or approved by the Compensation Committee or the Board for Fiscal Year 2024.

Effective January 1, 2022, each non-employee Board member are entitled to receive cash Board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-employee Board member is entitled to an annual grant of 6,900 options to purchase Portage ordinary shares, which would vest the first annual anniversary of the grant date. The Company incurred Board fees totaling $82,500 during each of the three months ended September 30, 2023 and 2022, and $165,000 and $157,500 during the six months ended September 30, 2023 and 2022, respectively.

F-32

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

Non-employee Board chairpersons are entitled to an annual cash fee of $30,000, payable quarterly in arrears. In lieu of a non-executive chairperson, the lead director is entitled to an annual cash fee of $20,000 per annum paid quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nominating Committee of the Board is entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees are entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears.

NOTE 17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment; and therefore, these estimates cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The following table summarizes the Company’s financial instruments as of September 30, 2023 and March 31, 2023:

	As of September 30, 2023			As of March 31, 2023
	Amortized Cost	FVTOCI	FVTPL	Amortized Cost	FVTOCI	FVTPL

Financial assets
Cash and cash equivalents	$3,445	$—	$—	$10,545	$—	$—
Prepaid expenses and other receivables	$2,393	$—	$—	$2,689	$—	$—
Convertible note receivable, including accrued interest, net of impairment	$—	$—	$429	$—	$—	$442
Investment in associate	$—	$—	$716	$—	$—	$806
Investment in public company	$—	$2,568	$—	$—	$2,087	$—

	As of September 30, 2023		As of March 31, 2023
	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$3,087	$—	$1,865	$—
Lease liability - current	$49	$—	$—	$—
Lease liability - non-current	$237	$—	$—	$—
Deferred purchase price payable - Tarus	$—	$7,949	$—	$7,179
Deferred obligation - iOx milestone	$—	$4,580	$—	$4,126

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

F-33

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and public entities, accounts payable and accrued liabilities, lease liability, deferred purchase price payable and deferred obligation.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Associate: The fair value of the Stimunity investment was determined based on an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity (Level 3). The Company recorded a provision of impairment of $0.607 million with respect to the investment in associate decreasing the carrying value of the investment in associate to $0.806 million as of March 31, 2023. There was no provision for impairment recorded in the three and six months ended September 30, 2023. See Note 6, “Investment in Associate and Convertible Note Receivable,” for a further discussion.

Convertible Note Receivable: The fair value of the Stimunity Convertible Note receivable denominated in euros at initial recognition is the transaction price for the instrument adjusted for the effect of the currency translation rate on the reporting date (Level 3) (see Note 15, “Commitments and Contingent Liabilities – Stimunity Convertible Note”). The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. The Company recognized an unrealized gain of $0.039 million through OCI in Fiscal 2023 to reflect the change in translation rate for the Stimunity Convertible Note settleable in euros, increasing the carrying value of the Stimunity Convertible Note to $0.653 million. As of March 31, 2023, the Company determined that there were indications of impairment, based upon the inability of Stimunity to obtain financing. The Company performed an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity. The Company recorded an impairment of $0.211 million resulting from the impairment analysis decreasing the carrying value of the Stimunity Convertible Note to $0.442 million as of March 31, 2023. During the three and six months ended September 30, 2023, the Company recorded an unrealized loss through OCI of $0.013 million and $0.012 million, respectively, to reflect the translation rate effect on the Stimunity Convertible Note settleable in euros.

F-34

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

The Stimunity Convertible Note matured on September 1, 2023 but has not been settled. The Stimunity Convertible Note was to be automatically converted into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, the Company was entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Also, if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for the Minimum Raise, the Company had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares. Stimunity did not close a financing prior to the Maturity Date. The Company has not exercised its conversion rights to date. The Company is currently in discussions with Stimunity with respect to a restructuring of its overall interest in Stimunity. There can be no assurance that such negotiations will be successful, or that Stimunity will be successful in securing additional financing. The Company has evaluated the current financial markets, and the underlying assets of Stimunity and determined that the carrying value of its investment in Stimunity and the Convertible Note approximate the fair value at September 30, 2023.

Investment in Public Company: Upon Intensity’s IPO effective June 30, 2023, the fair value of the investment is determined by the quoted market price (Level 1).

Accrued Equity Issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Lease Liability - Current: The lease liability - current represents the present value of the lease payments due over the next twelve months discounted at the Company’s incremental borrowing rate (Level 2).

Lease Liability - Non-Current: The lease liability - non-current represents the present value of the lease payments due under the lease less the current portion of such payments discounted at the Company’s incremental borrowing rate (Level 2).

Deferred Purchase Price Payable - Tarus: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 at acquisition date, adjusted at each reporting date for any change in fair value (Level 3) (see Note 9, “Acquisition of Tarus”). The fair value was determined using the Income Approach and was based upon the analysis on the Tarus clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a (loss) from the change (increase) in the fair value of the liability of $0.085 million and $0.770 million for the three and six months ended September 30, 2023, respectively, and a gain from the change (decrease) in the fair value of the liability of $0.016 million for the three and six months ended September 30, 2022. The deferred purchase price payable - Tarus balance was $7.949 million and $7.179 million as of September 30, 2023 and March 31, 2023, respectively.

Deferred Obligation - iOx Milestone: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 as of July 18, 2022, the date of the Share Exchange Agreement, adjusted at each reporting date for any change in fair value (Level 3) (see Note 16, “Related Party Transactions – Share Exchange Agreement – iOx”). The fair value was determined using the Income Approach and based on factors including the clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a (loss) from the change (increase) in the fair value of the liability of $0.028 million and $0.454 million for the three and six months ended September 30, 2023, respectively, and a gain from the change (decrease) in the fair value of the liability of $0.054 million for the three and six months ended September 30, 2022. The deferred obligation - iOx milestone balance was $4.580 million and $4.126 million as of September 30, 2023 and March 31, 2023, respectively.

F-35

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Fair Value Hierarchy

The investment in public company (Intensity) was transferred from Level 3 to Level 1 of the fair value hierarchy for the six months ended September 30, 2023 as the result of Intensity’s IPO. For Fiscal 2023, the fair value of the investment was determined based on an IAS 36 impairment analysis after determining there were external indications of impairment (Level 3). See Note 7, “Investment in Public Company.”

The Company’s financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of September 30, 2023 and March 31, 2023, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy current obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects.

As a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Going Concern,” and Note 12, “Capital Stock,” for a discussion of the Company’s share offering and Note 15, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

F-36

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 18. CAPITAL DISCLOSURES

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued liabilities of approximately $3.1 million and lease liability - current of $0.049 million as of September 30, 2023 (accounts payable and accrued liabilities of approximately $1.9 million as of March 31, 2023) and current assets of approximately $6.3 million as of September 30, 2023 (approximately $13.7 million as of March 31, 2023). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of September 30, 2023, shareholders’ equity attributable to the owners of the company was approximately $67.7 million (approximately $76.0 million as of March 31, 2023).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the six months ended September 30, 2023 and 2022.

NOTE 19. NON-CONTROLLING INTEREST

(In thousands)	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2023	$—	$(650)	$(650)
Net loss attributable to non-controlling interest	—	(14)	(14)
Non-controlling interest as of September 30, 2023	$—	$(664)	$(664)

(In thousands)	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2022	$44,701	$(472)	$44,229
Net income (loss) attributable to non-controlling interest	123	(155)	(32)
Purchase of non-controlling interest pursuant to Share Exchange Agreement	(44,824)	—	(44,824)
Non-controlling interest as of September 30, 2022	$—	$(627)	$(627)

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. On July 18, 2022, the Company completed the acquisition of the remaining non-controlling interest in iOx, by issuing 1,070,000 shares of its ordinary shares and assuming certain milestone obligations. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

F-37

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 20. EVENTS AFTER THE BALANCE SHEET DATE

Sale of Ordinary Shares

On September 29, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering (the “Registered Direct Offering”) and a concurrent private placement (the “Private Placement,” and together with the Registered Direct Offering, the “Offerings”). The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, the Company sold (i) 1,970,000 shares of the Company’s ordinary shares at a purchase price of $1.90 per share and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,187,895 ordinary shares, at a purchase price of $1.899 per Pre-Funded Warrant. Each Pre-Funded Warrant is exercisable for one ordinary share at an exercise price of $0.001 per share, is immediately exercisable, and will expire when exercised in full.

In the Private Placement, the Company issued to such institutional and accredited investor unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series A Warrants”), unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series B Warrants”), and unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series C Warrants,” together with the Series A Warrants and the Series B Warrants, the “Private Warrants”), together exercisable for an aggregate of up to 9,473,685 ordinary shares (the “Private Warrant Shares”). Pursuant to the terms of the Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $1.90 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to the Company from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

Pursuant to an engagement letter, dated as of August 26, 2023, between the Company and H.C. Wainwright & Co., LLC (the “Placement Agent”), the Company paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. The Company also agreed to pay the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, the Company agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 157,895 ordinary shares (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Private Warrants, the “Warrants”), which represents 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Private Warrants, except that the Placement Agent Warrants have an exercise price equal to $2.375, or 125% of the offering price per ordinary share sold in the Registered Direct Offering, and will be exercisable for five years from the commencement of the sales pursuant to the Offerings. The Private Warrants, Private Warrant Shares, Placement Agent Warrants and ordinary shares underlying the Placement Agent Warrants have not been registered under the Securities Act.

The Company filed a registration statement on Form F-1 to register for resale the Private Warrant Shares and the ordinary shares issuable upon the exercise of Placement Agent Warrants (the “Resale Registration Statement”), which was declared effective by the SEC on November 7, 2023. The Company shall use its commercially reasonable efforts to keep the Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) owns any Private Warrants or ordinary shares issuable upon exercise thereof.

F-38

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 20. EVENTS AFTER THE BALANCE SHEET DATE (Cont’d)

Pursuant to the terms of the Purchase Agreement, the Company is prohibited from issuing or entering into any agreement to issue ordinary shares or Ordinary Share Equivalents (as defined in the Purchase Agreement) involving a Variable Rate Transaction (as defined in the Purchase Agreement), which includes an equity line of credit or an at-the-market facility, for a period commencing on September 29, 2023 and expiring six months from the closing date of the Offerings.

If a Fundamental Transaction (as defined in the Warrants) occurs, then the successor entity will succeed to, and be substituted for the Company, and may exercise every right and power that the Company may exercise and will assume all of the Company’s obligations under the Warrants with the same effect as if such successor entity had been named in the Warrants themselves. If holders of ordinary shares are given a choice as to the securities, cash or property to be received in such a Fundamental Transaction, then the holders of the Warrants shall be given the same choice as to the consideration they would receive upon any exercise of the Warrants following such a Fundamental Transaction. Additionally, as more fully described in the Series B Warrants, Series C Warrants and Placement Agent Warrants, in the event of certain Fundamental Transactions, the holders of the Series B Warrants, Series C Warrants and Placement Agent Warrants will be entitled to receive cash consideration in an amount equal to the Black Scholes value of the Series B Warrants, Series C Warrants and Placement Agent Warrants, as the case may be, upon the consummation of such Fundamental Transaction.

F-39

Exhibit 99.2

PORTAGE BIOTECH INC.

THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as of November 28, 2023

2

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three and six months ended September 30, 2023, should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2023, together with the related Management’s Discussion and Analysis and audited consolidated financial statements for the year ended March 31, 2023, and the annual report on Form 20-F (“Annual Report”) for the year ended March 31, 2023.

Forward-Looking Statements

This document includes “forward-looking statements.” All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “should,” “could,” “targets,” “projects,” “predicts,” “plans,” “potential,” or “continue,” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	our need for financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

•	clinical development of our product candidates, including the timing for availability and release of results of current and future clinical trials;

•	our expectations regarding regulatory communications, submissions or approvals;

•	the potential functionality, capabilities, benefits and risks of our product candidates as compared to others;

•	our maintenance and establishment of intellectual property rights in our product candidates;

•	our estimates of the size of the potential markets for our product candidates; and

•	our selection and licensing of product candidates.

Our business focus is that of being primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business. We do not anticipate directly engaging in the commercialization of the product candidates we develop.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2023.

3

Consequently, all of the forward-looking statements made in this Management’s Discussion and Analysis are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms “Portage Biotech Inc.,” “the Company,” “our Company,” “Portage,” “we,” “us” or “our” are used interchangeably in this Management’s Discussion and Analysis and mean Portage Biotech Inc. and its subsidiaries. Capitalized terms used but not defined herein have the meaning ascribed to such terms in our unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2023.

Nature of Operations and Overview

We are a clinical stage immune-oncology company advancing treatments we believe will be first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. Our access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. We currently are working on 9 immuno-oncology assets, of which five are pre-clinical and four of which are clinical stage. This excludes backup compounds. In our pipeline, PORT-3 has been paused as we await more data. Additionally, PORT-7 is in Phase 1a from an Investigational New Drug (“IND”) perspective, though we have not commenced dosing patients, which we expect to commence in the first half of calendar year 2024, based upon available liquidity. We source, nurture and develop the creation of early- to mid-stage treatments that we believe will be first-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses product candidates or technologies based on biology addressing known resistance pathways/mechanisms of current checkpoint inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

The Portage Approach

Our mission is to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance and expanding the addressable patient population. Given these foundations, we manage capital allocation and risk as much as we oversee drug development. By focusing our efforts on translational medicine and pipeline diversification, we seek to mitigate overall exposure to many of the inherent risks of drug development.

Our approach is guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection for broad targets with disciplined ongoing evaluation;

•	Focus on translational medicine and therapeutic candidates with single agent activity;

•	Conduct randomized trials early and test non-overlapping mechanisms of action; and

•	Improve potential outcomes for patients with invasive cancers.

4

Our execution is achieved, in part, through our internal core team and our large network of experts, contract labs and academic partners.

Our Science Strategy

Our goal is to develop immuno-oncology therapeutics that will dramatically improve the standard-of-care for patients with cancer. The key elements of our scientific strategy are to:

•	Build a pipeline of differentiated oncology therapeutic candidates that are diversified by mechanism, broad targets, therapeutic approach, modality, stage of development, leading to a variety of deal types that can be executed with partners;

•	Expand our pipeline through research collaborations, business development and internally designed programs;

•	Continue to advance and evolve our pipeline with a goal of advancing one therapeutic candidate into the clinic and one program into IND-enabling studies each year; and

•	Evaluate strategic opportunities to accelerate development timelines and maximize the value of our portfolio.

Our Pipeline

We have built a pipeline of immuno-oncology therapeutic candidates and programs that are diversified by mechanism, therapeutic approach, modality and stage of development. On an ongoing basis, we rigorously assess each of our programs using internally defined success criteria to justify continued investment and determine proper capital allocation. When certain programs do not meet our de-risking criteria for advancement, we look to monetize or terminate those programs and preserve our capital and resources to invest in programs with greater potential. As a result, our pipeline will continue to be dynamic.

The charts below set forth, as of November 28, 2023, the current state of our immuno-oncology therapeutic product candidates and programs.  The chart contains forward-looking information and projections based on management’s current estimates. The chart information is based on and subject to many assumptions, as determined by management and not verified by any independent third party, which may change or may not occur as modeled. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Before you make an investment decision regarding us, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results. PORT-3 has been paused as we await more data. Additionally, PORT-7 is in Phase 1a from an IND perspective, though we have not commenced dosing patients, which we expect to commence in the first half of calendar year 2024, based upon available liquidity.

5

Our Business Model

We are a development organization that is structured to facilitate flexibility in financing and ease of partnering, licensing, and merger/acquisition of individual assets and or technology platforms.  The intellectual property (“IP”) for each platform is held in separate private entities.  Our employees and consultants work across the pipeline of assets and we believe that this can (i) enhance operational efficiency, (ii) maintain an optimal cost structure, (iii) attract leading collaborators, and (iv) promote asset flexibility, as further described below.

•	Enhance operational efficiency: We allocate resources while empowering managers to make program-level decisions in order to increase productivity and speed. We believe this model enables a flexible organizational structure that can achieve scale through the addition of programs without increasing burdensome bureaucracy or redundant infrastructure.

6

•	Maintain an optimal cost structure: We have a relatively small number of employees and have partnered with a number of service providers to leverage their infrastructure and expertise as needed instead of embarking on capital-intensive lab, manufacturing, and equipment expenditures. By reducing overhead costs, we believe we can increase the likelihood that we can generate a return on invested capital.

•	Attract leading collaborators and licensors: Our pipeline is comprised of therapies we believe will be first-in-class therapies for a variety of cancers sourced via our extensive industry contacts and relationships (including academia and pharmaceutical industry executives). On preclinical programs/technology, we initially established development structures enabling us to keep licensors economically incentivized at the program level. We believe that our experienced drug development leadership team and approach to resource allocation differentiate us from other potential licensees.

•	Leverage the commoditized checkpoint marketplace and explore the potential to further enhance long-term clinical benefits for patients with cancer and also expand the eligible population to include those who do not currently receive anti-PD-1 therapy: Presently there are multiple approved checkpoint therapeutics that lack differentiation, resulting in a competitive market dynamic, which will favor combination therapy. There is substantial opportunity for potential expansion in the PD-1 market with our iNKT engagers and adenosine antagonists. Studies show that 70-80% of patients do not respond or have a limited response to existing monotherapies, such as PD-1 checkpoint inhibitors. We see potential for our unique approach of using iNKT engagers and adenosine antagonists to initiate an immune response in tumors that have become refractory to checkpoint therapy or to increase the number of front-line patients achieving more durable responses. Combinations can improve this but often come at the cost of significant additional toxicity. The market is saturated with 14 approved PD-1 antibodies, and every major pharmaceutical company competes in this space. One illustrative example of potentially expanding eligible patients is with iNKT engagers upregulating expression of PD-L1. Patient populations that are typically not good candidates for PD-1 antibodies due to their lack or low expression of PD-L1 may be able to utilize iNKTs to sensitize tumors to PD-1 agents. Extending the use of PD-1 antibodies represents a significant potential upside for one of these companies competing for market share, should they choose to partner with Portage.

•	Promote asset flexibility: Our structure is designed to maximize flexibility and cost efficiency. This allows us to efficiently pursue various subsidiary-level transactions, such as stock or asset sales, licensing transactions, strategic partnerships and/or co-development arrangements. It also provides us with the flexibility to terminate programs with minimal costs if results do not meet our de-risking criteria for advancement.

We are a BVI business company incorporated under the BVI Business Companies Act (Revised Edition 2020, as amended) with our registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110. Our U.S. agent, Portage Development Services Inc. (“PDS”), is located at 61 Wilton Road, Westport, CT 06880.

We currently are a foreign private issuer under the United States Securities and Exchange Commission (“SEC”) rules. We are also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Our ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, our ordinary shares began trading on the Nasdaq Capital Market under the symbol “PRTG”. As the principal market for our ordinary shares is Nasdaq, we voluntarily delisted from the CSE on April 23, 2021.

7

Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2023, and the preceding eight quarters (all amounts in 000’US$ except net loss per share, which are actual amounts).

	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
Quarter ended	2023	2023	2023	2022	2022	2022	2022	2021	2021

Net loss attributable to owners of the Company	(5,158)	(5,919)	(94,448)	(7,485)	(949)	(1,729)	(7,317)	(3,512)	(2,975)
Comprehensive loss attributable to the owners of the Company	(6,458)	(4,150)	(95,714)	(11,502)	(949)	(1,729)	(7,317)	(3,512)	(2,975)
Working capital (1) to (5)	3,131	8,254	11,811	13,110	15,737	21,138	24,049	25,639	27,301
Equity attributable to owners of the Company	67,661	73,307	76,045	168,945	178,434	120,682	121,205	125,789	127,140
Net loss per share - Basic	(0.29)	(0.33)	(5.45)	(0.44)	(0.06)	(0.13)	(0.55)	(0.26)	(0.22)
Net loss per share - Diluted	(0.29)	(0.33)	(5.45)	(0.44)	(0.06)	(0.13)	(0.55)	(0.26)	(0.22)

(1)	September 30, 2022 working capital is net of warrant liability of $8 settleable on a non-cash basis.

(2)	June 30, 2022 working capital is net of warrant liability of $32 settleable on a non-cash basis.

(3)	March 31, 2022 working capital is net of warrant liability of $33 settleable on a non-cash basis.

(4)	December 31, 2021 working capital is net of warrant liability of $159 settleable on a non-cash basis.

(5)	September 30, 2021 working capital is net of warrant liability of $535 settleable on a non-cash basis.

Number of Ordinary Shares

The following table summarizes the number of our ordinary shares issued and outstanding at September 30, 2023 and November 28, 2023:

As of,	September 30, 2023	November 28, 2023
Shares issued and outstanding (a) (b) (c)	17,808,225	19,778,225

(a)	This amount excludes an aggregate of 243,000 restricted stock units granted to our executive chairman and an employee on January 13, 2021, which vested immediately on the date of grant and are subject to certain restrictions for the settlement and delivery of the ordinary shares underlying the restricted stock units and 135,740 restricted stock units granted to employees (one of whom is also a director) on January 19, 2022, which vested immediately on the date of grant and are subject to certain restrictions for the settlement and delivery of the ordinary shares underlying the restricted stock units.

(b)	The September 30, 2023 amount includes 6,834 shares earned for services rendered from July 1, 2023 to August 31, 2023, accrued at September 30, 2023 for financial statement purposes and issued in November 2023.

(c)	The November 28, 2023 amount includes 1,970,000 ordinary shares issued pursuant to a Registered Direct Offering, which closed on October 3, 2023, and excludes 1,187,895 Pre-Funded Warrants to purchase up to 1,187,895 ordinary shares.

8

Business Environment – Risk Factors

Please refer to the Annual Report on Form 20-F for the fiscal year ended March 31, 2023 (“Fiscal 2023”) for detailed information as the economic and industry factors that are substantially unchanged as of the date hereof.

Our Programs and Technology – Recent Developments

Invariant Natural Killer T-cells (iNKT cells) Platform

iNKT cells play an important role in anti-tumor immune responses and are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors. They recognize lipid antigens on the surface of tumor cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion. Furthermore, iNKT cells activate multiple immune system components, including dendritic cells (“DC”), T-cells and B-cells and stimulate an antigen-specific expansion of these cells. Our operating subsidiary, iOx Therapeutics Ltd. (“iOx”), holds an exclusive license (with the right to sub-license) from the Ludwig Institute for Cancer Research (the "Ludwig Institute") to use, research, develop and commercialize iNKT cell engagers, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute’s intellectual property and know-how.

PORT-2 (IMM60)

PORT-2 is an iNKT cell engager formulated in a liposome with a six-member carbon head structure that has been shown to activate both human and murine iNKT cells, resulting in DC maturation and the priming of Ag-specific T and B cells.

In animal models, PORT-2 enhanced the frequency of tumor specific immune responses. iNKT cells are unique lymphocytes defined by their co-expression of surface markers associated with NK cells along with a T-cell antigen receptor. They recognize amphipathic ligands such as glycolipids or phospholipids presented in the context of the non-polymorphic, MHC class I-like molecule CD1d. Activated iNKT cells rapidly produce IFN-gamma and IL-4 and induce DC maturation and IL-12 production.

In August 2021, we dosed the first patient in the IMP-MEL PORT-2 clinical trial, a Phase 1/2 dose escalation and randomized expansion trial. The PORT-2 trial is expected to enroll up to 88 patients with melanoma or non-small cell lung carcinoma (“NSCLC”) in order to evaluate safety and efficacy. In November 2022, we announced that we had entered into a clinical trial collaboration with Merck to evaluate PORT-2 in combination with pembrolizumab for patients with NSCLC. Under the terms of the collaboration, Merck will supply pembrolizumab for our Phase 1/2 trial of PORT-2 in patients with NSCLC and melanoma.

Preliminary Phase 1 data from the IMP-MEL PORT-2 clinical trial, presented at the Society for Immunotherapy of Cancer in November 2023, suggests PORT-2 was well tolerated when administered as a monotherapy, with no related severe or serious adverse events. All possibly related adverse events were mild to moderate and did not limit dosing. Given the very clean safety profile observed in the clinical trials to date, the clinical protocol for the IMP-MEL PORT-2 clinical trial was amended to include a higher Phase 1 dose level as our near-term focus is defining the recommended Phase 2 dose. The combination safety cohort with pembrolizumab is being conducted in parallel with the ongoing high dose monotherapy cohort. As of November 2023, two patients have received the combination with pembrolizumab, and no related severe or serious adverse events were reported. The adverse event profile was consistent with pembrolizumab. Previously reported biomarker data confirmed the mechanism of action (i.e., both activation of the innate and adaptive arms of the immune system). The following figure illustrates the different lesion responses. Although these are preliminary results, several lesions showed shrinkage, and the responses in liver metastases were encouraging.

9

We are encouraged by the growing patient data set that supports proof of concept for using an iNKT engager in cancer treatment. Preliminary Phase 1 data suggests that PORT-2 has a favorable safety and tolerability profile as a monotherapy at all doses tested to date (as noted above), has demonstrated evidence of single agent activity, and biomarkers confirm mechanistic potential of PORT-2 to activate both the adaptive and innate immune systems.

To accelerate development, we have transitioned sponsorship and have expanded the PORT-2 trial beyond the U.K. while addressing COVID-19 headwinds. The clinical trial agreement has been transferred from the University of Oxford to us through our iOx subsidiary and the trial is being converted to a program sponsored by iOx as we bring on sites in the U.S. Should there be delays in recruiting patients, this could result in increasing overall costs of program administration and ultimately, slow down the completion of the trial and achievement of results.

Given the safety data shown at the highest planned doses, the trial protocol is being amended to escalate patient dosing to include one additional higher dose to identify the recommended Phase 2 dose, and we anticipate the Phase 2 portion of the trial to commence in the first half of calendar 2024.

10

PORT-3 (IMM65)

PORT-3 is a poly(lactide-co-glycolide) (“PLGA”)-nanoparticle formulation of PORT-2 (IMM60) combined with a NY-ESO-1 peptide vaccine. Biodegradable PLGA-nanoparticles function as a delivery platform for immunomodulators and tumor antigens to induce a specific anti-tumor immune response. PLGA has minimal (systemic) toxicity and is used in various drug-carrying platforms as an encapsulating agent. Furthermore, co-formulating an iNKT engager with a peptide vaccine in a particle has shown to be approximately five times more potent in killing cancer cells and generating an antigen-specific CD8 T-cell response than giving the two agents individually.

NY-ESO-1 is a cancer-testis antigen expressed during embryogenesis and in the testis, an immune privileged site. Furthermore, NY-ESO-1 expression is observed in several advanced cancers: Lung (2-32%), melanoma (40%), bladder (32-35%), prostate (38%), ovarian (30%), esophageal (24-33%), and gastric cancers (8-12%). Clinical trials have shown the safety and tolerability of Good Manufacturing Practices-grade NY-ESO-1 peptides in patients with cancer.

The first patient was dosed in 2021 and patients continue to enroll in the PRECIOUS Phase 1 trial of PORT-3 in patients with solid tumors. The Phase 1 portion of the trial is expected to enroll 15 patients. The trial was having difficulty identifying tumors that expressed NY-ESO-1, so the trial protocol was amended to include all solid tumors regardless of expression to facilitate assessment of safety. This platform is designed to demonstrate proof of concept. The combination of NY-ESO-1 and IMM-60 is being evaluated to determine its ability to prime and boost an anti-tumor immune response. Our patent position extends to other known tumor antigens, and we are prepared to rapidly launch other assets into the clinic if we see strong activity of this formulation. Preliminary safety data for repeat dosing of PORT-3 in the PRECIOUS Phase 1 trial shows a favorable safety profile. The investigator trial has paused while we await more data. It is our understanding that the investigators with who we work with have continued to explore next generation targeted nanoparticles.

Adenosine Receptor Antagonist Platform

A critical mechanism of cancer immune evasion is the generation of high levels of immunosuppressive adenosine within the tumor microenvironment (“TME”). Research suggests that the TME has significantly elevated concentrations of extracellular adenosine. Engagement with adenosine receptors A2A and A2B triggers a dampening effect on the immune response, suppressing effector cell function and stabilizing immunosuppressive regulatory cells. Over-expression of the A2A and A2B receptors leads to a poor prognosis in multiple cancers, including prostate cancer, colorectal cancer and lung adenocarcinoma, driven by a reduced ability to generate an immune response against the tumor.

These findings have made A2A and A2B high-priority targets for immunotherapeutic intervention. We are advancing four adenosine antagonists that we believe to be first-in-class, which together represent a broad suite of adenosine-targeting approaches and are expected to enable a comprehensive exploration of how targeting the adenosine pathway could potentially improve response in multiple cancer and non-cancer indications. By modulating the adenosine pathway in four different ways, we expect to determine the optimal approach to maximize the impact of the mechanism of action on different tumors.

We have designed the ADPORT-601 clinical trial to evaluate the activity and safety of PORT-6 and PORT-7 alone and in combination. This trial will adapt over time and also include safety cohorts for these two agents with other immune activating agents including others from our internal pipeline. Depending on the data, it can be expanded to evaluate either agent as monotherapy or a randomized comparison of either agent plus standard of care versus standard of care alone.

11

PORT-6 (TT-10)

PORT-6 is an adenosine receptor type 2A (“A2A”) antagonist being studied for the treatment of A2A expressing solid tumors. We believe PORT-6 is more potent, more durable and more selective than other clinical stage A2A agents.

The ADPORT-601 portion of the Phase 1a trial for PORT-6, dosed its first patient in June 2023. We have fully enrolled the lowest dose cohort, and have activated six sites in the U.S. to complete the Phase 1 including: MD Anderson Cancer Center, UC San Francisco, University of Southern California, Thomas Jefferson University, Virginia Cancer Specialists and Sarah Canon Research Institute.

PORT-7 (TT-4)

PORT-7 is an adenosine receptor type 2B (“A2B”) antagonist that we expect to study for the treatment of solid tumors. PORT-7 has a very selective profile that focuses on A2B. PORT-7 is in Phase 1a from an IND perspective, though we have not commenced dosing patients, which we expect to commence in the first half of calendar year 2024, based upon available liquidity.

PORT-8 (TT-53)

PORT-8 is a dual antagonist of adenosine receptors 2A and 2B (A2A/A2B) that we expect to study for the treatment of solid tumors. We have the ability to combine these two adenosine receptors to titrate the levels of A2A and A2B or has the ability to give the dual antagonist (PORT-08). The PORT-8 program is a pre-clinical stage program.

PORT-9 (TT-3)

PORT-9 is an A2B antagonist to treat colorectal and gastrointestinal cancers. The PORT-9 program is a pre-clinical stage program.

In connection with the adenosine programs, we will focus on solid tumor types with high adenosine expression of receptors A2A and A2B and enrich for patients that have high adenosine expression and therefore have potential to benefit most from treatment.

Other Programs and Investee Programs in Development

We are focused on delivering clinical data with the iNKT and adenosine programs and prioritizing the allocation of financial resources to these programs. Developmental work continues on some of the other developmental assets, through collaborations such as that with the U.S. National Cancer Institute (“NCI”) and other academic groups, as further described below. These developmental assets may be re-evaluated at a future point depending on market conditions, ongoing data, funding priorities and status.

Amphiphilic platform

DfuseRx SM, identifies combinations of anti-cancer agents with amphiphilic diffuse enhancers that can passively enter into cancer cells.  These novel formulations with unique IP can be directly injected into any solid tumors, and the payloads will diffuse across the membrane and disperse throughout the tumor, while sparing healthy cells. Once inside the cells, the technology is diluted away and the payloads are stuck inside the cells. The payloads are able to disperse to areas of the tumor that do not have blood supply and hence oral or IV drugs will not reach.

12

PORT-1 (INT230-6)

Intensity Therapeutics, Inc., (“Intensity”), which we have an investment in, is developing INT230-6 (“PORT-1”) as a fixed dose formulation of cisplatin, vinblastine and a penetration enhancer.  In animal models, the drug has shown efficacy in the majority of the animals, by a combination of direct killing of the cancer cells, and also a CD4 and CD8 T-cell response.  Interim safety and survival data from the Phase 1/2 IT-01 trial exploring the safety and efficacy of PORT-1 in patients with refractory or metastatic cancers presented at ASCO Annual Meeting in 2021 demonstrated that both PORT-1 monotherapy and combination therapy with immune checkpoint drugs are well-tolerated. Intensity completed enrollment of the Phase 1/2 IT-01 trial in June 2022 and finalized the clinical study report in September 2023. The mechanism of action includes direct tumor-killing effects, as well as responses generated in non-injected tumors (abscopal responses) resulting from antigen presentation and immune activation. The specific rapid local killing in the normal three-dimensional environment inside the body we believe is critical for robust antigen presentation and immune activation.  Animal studies also showed synergy when combined with checkpoint inhibition. PORT-1 has shown proof of concept in humans in that the vast majority of the drug has been shown to stay in the tumor, and a dose equivalent to three times the approved dose of the cytotoxic agent was well tolerated without the typical chemotherapy side effects.  The most common adverse event related to the treatment was pain at the injection site.  As a result, PORT-1 is being studied in nine Phase 2 trials including seven clinical collaborations with the two largest immuno-oncology drug manufacturers, Bristol Myers Squibb and Merck, in combination with their respective checkpoints in high unmet need medical types (including pancreatic, gall bladder, sarcoma, non-microsatellite unstable colorectal).

Intensity has also launched a randomized Phase 2 trial of PORT-1 for the treatment in early stage breast cancer for patients who are ineligible or chose not to have presurgical chemotherapy (compared to no treatment, which is the standard of care) (the “INVINCIBLE Trial”) and has expanded its collaboration efforts with the INVINCIBLE Trial, conducted by the Ottawa Hospital and the Ontario Institute for Cancer Research. The INVINCIBLE Trial suggests that one treatment with PORT-1, can result in near complete necrosis of breast tumors greater than 3 cm with an influx of key immune cells to process the dying tumor. Intensity presented clinical data from the PORT-1 INVINCIBLE Trial at the ASCO Annual Meeting in June 2023, which demonstrated significant necrosis of presurgical breast cancer tumors in the majority of patients injected with PORT-1 in the window period from diagnosis to surgery and a pathway enrichment analysis that demonstrated changes in T-cell activation, lymphocyte activation and inflammatory response from the INVINCIBLE Trial.

On September 7, 2023, Intensity announced that the FDA’s Office of Orphan Products Development granted orphan-drug designation for the treatment of soft tissue sarcoma to the three active moieties comprising PORT-1.

On July 5, 2023, Intensity completed an initial public offering (“IPO”) of its common stock selling 3,900,000 shares at a price of $5.00 per share generating net proceeds of approximately $16.2 million. In connection with the offering, Intensity’s common stock began trading on Nasdaq on June 30, 2023, under the ticker symbol “INTS.” We received an additional 2,659 shares in connection with the offering pursuant to certain anti-dilution rights. Intensity sold its overallotment shares totaling 585,000 shares, which closed on July 7, 2023. As of the date of this report, we own approximately 4.7% of the issued and outstanding shares of Intensity.

PORT-4, Nanolipogel (“NLG”) co-formulation Platform

Scientists are interested in novel ways to deliver multiple signals to the immune system in order to better activate an anti-tumor response.  We have been impressed with a platform from Yale University that allows different types of agents to be packaged together and will concentrate them in tumors.  We have licensed the platform for delivery of DNA aptamers and certain aptamer-small molecule-based combination products. In order to have multiple proprietary agents with known mechanisms of action, we have licensed rights to create DNA aptamers for immune-oncology targets and the first one developed is a proprietary PD1 aptamer, which has been placed in the NLG formulation.  Early testing has shown the formulation properly modulates PD1 signaling in vitro similar to a PD1 antibody I.  In non-clinical, in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  The current level of funding is expected to support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers. We have conducted further research with the technology licensed from Yale University to co-deliver a PD1 blocking signal with a small molecule vascular endothelial growth factor inhibitor.

As of September 30, 2023, we owned approximately 70% of the outstanding shares of Saugatuck Therapeutics, Ltd., the subsidiary on which the PORT-4 platform is managed.

13

PORT-5, STING Agonist Platform

Proprietary immune priming and boosting technology (using a STING agonist delivered in a virus-like particle) has shown proof of concept in animal models and Stimunity S.A. (“Stimunity”) is beginning to progress its lead asset towards the clinic.  This platform offers multiple ways to target immune stimulation towards the cancer, as well as to co-deliver multiple signals in a single product.  The PORT-5 STING platform provides distinct advantages over chemical intratumoral approaches by offering a potent immune priming and boosting pathway within a virus-like particle to enable convenient systemic administration and traffic to the correct targets. This technology preferentially targets dendritic cells, which is differentiated from other chemical STING approaches.  Stimunity is progressing this project towards clinical trials as well as developing next generation compounds.  To that end, Stimunity has received grant funding to study this technology with any COVID-19 vaccine to evaluate if it is possible to boost the immune response for immunocompromised or elderly patients. During April 2022, the American Association for Cancer Research showcased PORT-5 preclinical data at a late-breaking session that shows that one or more targeted immunotherapy agents could be packaged within a virus-like particle to increase potency, while enabling a selective immune activation. Advancing the program to an IND for PORT-5 is subject to Stimunity securing additional financing.

As of September 30, 2023, we owned approximately 44% of the outstanding shares of Stimunity, the subsidiary on which the PORT-5 platform is managed.

Early-Stage Research and Development Collaborations

We continue to evaluate and test new antibody targets.  Our interest here lies in the suppressive tumor microenvironment, and how we can down regulate or remove MDSC, TAMs, Tregs and other signals that impede the immune response from clearing cancer cells.

•	We are collaborating with Dr. Robert Negrin and his team at Stanford University in an IST study to evaluate the use of PORT-2 with iNKT cell therapies in animals. This work will evaluate if an engager co-administered with expanded or transformed iNKT cells can further activate the transplanted and endogenous cells inside the patient. The Stanford collaboration will also study the impact iNKT engagers have on driving an adaptive immune response and correcting the suppressive tumor microenvironment.

•	We have entered into a Cooperative Research and Development Agreement (“CRADA”) with the NCI. We and NCI will advance preclinical and potential clinical development of STING agonists and anti-RAGE agents for cancer vaccines. We and NCI will develop agents to enhance the efficacy of proprietary cancer vaccines and mouse model cancer vaccines developed by NCI. After the acquisition of Tarus Therapeutics, LLC (“Tarus”), we amended the CRADA to include exploration of the different adenosine compounds.

14

Three Months Ended September 30, 2023 Compared to the Three Months Ended September 30, 2022

(All Amounts in 000’$)

Results of Operations

The following details major expenses for the three months ended September 30, 2023, compared to the three months ended September 30, 2022:

Three months ended September 30,	2023	2022
	In 000’$	In 000’$
Operating expenses	$(5,930)	$(3,653)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	(113)	70
Share of loss in associate accounted for using equity method	(40)	(56)
Change in fair value of warrant liability	-	24
Depreciation expense	(15)	-
Foreign exchange transaction loss	(17)	(58)
Interest income, net	43	35
Loss before benefit for income taxes	(6,072)	(3,638)
Income tax benefit	907	2,553
Net loss	(5,165)	(1,085)
Other comprehensive income (loss)
Net unrealized gain on investments	(1,300)	-
Total comprehensive loss for period	$(6,465)	$(1,085)

Comprehensive loss attributable to:
Owners of the Company	$(6,458)	$(949)
Non-controlling interest	(7)	(136)
Total comprehensive loss for period	$(6,465)	$(1,085)

Results of Operations for the Three Months Ended September 30, 2023 Compared to the Three Months Ended September 30, 2022

We incurred a net loss of approximately $5.2 million and total comprehensive loss of approximately $6.5 million during the three months ended September 30, 2023 (the “Fiscal 2024 Quarter”), compared to a net loss and total comprehensive loss of approximately $1.1 million during the three months ended September 30, 2022 (the “Fiscal 2023 Quarter”), an increase in net loss of $4.1 million and an increase in total comprehensive loss of $5.4 million, quarter-over-quarter.

The components of the change in net loss and total comprehensive loss are as follows:

•	Operating expenses, which include R&D and general and administrative (“G&A”) expenses, were $5.9 million in the Fiscal 2024 Quarter, compared to $3.6 million in the Fiscal 2023 Quarter, an increase of $2.3 million, which is discussed more fully below.

•	Our other items of income and expense were substantially non-cash in nature and aggregated approximately $0.142 million net loss in the Fiscal 2024 Quarter, compared to approximately $0.015 million net income in the Fiscal 2023 Quarter, a change in other items of income and expense of approximately $0.157 million, quarter-over-quarter. The primary reason for the quarter-over-quarter difference in other items of income and expense were (a) the non-cash loss from the change (increase) in fair value of the deferred purchase price payable to the former Tarus shareholders and (b) the deferred obligation - iOx milestone, partially offset by the decrease in our foreign exchange transaction loss in the Fiscal 2024 Quarter, compared to the Fiscal 2023 Quarter.

15

•	Additionally, we reflected a non-cash net deferred income tax benefit of $0.9 million in the Fiscal 2024 Quarter, compared to a net deferred income tax benefit of $2.6 million in the Fiscal 2023 Quarter. For the Fiscal 2024 Quarter, we recognized a decrease in net deferred tax liability of $0.3 million to reflect the effect of the change in exchange rates on the liability during the period and the recognition $0.6 million of current period losses in the U.K. The Fiscal 2023 Quarter includes the foreign currency effect on deferred tax liability balance settleable in British pound sterling of $2.2 million and the recognition of current period losses in the U.K. of $0.3 million as well as the rate change effect of $0.1 million.

Operating Expenses

Total operating expenses are comprised of the following:

Three months ended September 30,	2023	2022
	In 000’$	In 000’$
Research and development	$4,237	$1,565
General and administrative expenses	1,693	2,088
Total operating expenses	$5,930	$3,653

Research and Development Costs

R&D costs are comprised of the following:

Three months ended September 30,	2023	2022
	In 000’$	In 000’$
Research and development - Clinical	$1,962	$150
Manufacturing-related costs	968	2
Share-based compensation expense	394	660
Payroll-related expenses	367	499
Consulting fees	247	100
Research and development services and storage	148	123
Licensing fees	120	-
Research and development – CRADA	31	31
Total research and development costs	$4,237	$1,565

R&D costs increased by approximately $2.7 million, or approximately 180%, from approximately $1.5 million in the Fiscal 2023 Quarter, to approximately $4.2 million in the Fiscal 2024 Quarter. The increase was primarily attributable to an overall increase in expenditures for our CRO-related costs of $1.3 million in the Fiscal 2024 Quarter, from $0.1 million in the Fiscal 2023 Quarter to $1.4 million in the Fiscal 2024 Quarter and other clinical costs incurred in the Fiscal 2024 Quarter of $0.6 million. We incurred manufacturing-related costs of $1.0 million related to the development of the drugs for the iNKT and adenosine clinical trials; there were de minimis manufacturing-related costs in the prior year period. Payroll-related expenses decreased by 0.1 million due to the recovery of certain personnel costs collected from Intensity for services rendered; the increases in salaries effectuated January 2023 was offset by the fact that no bonus was accrued for in the Fiscal 2024 Quarter. Non-cash share-based compensation expense aggregated $0.4 million in the Fiscal 2024 Quarter (allocated equally to each of the adenosine and iNKT programs), as compared to approximately $0.7 million in the Fiscal 2023 Quarter. The decrease in non-cash stock-based compensation expense is due to the continued vesting of options granted in prior years, as well as recent grants having a lower grant date fair value. We incurred an increase in consulting fees of $0.1 million to reflect the increase in activity period-over-period. Finally, the Fiscal 2024 Quarter reflects $0.1 million in licensing fees paid to the licensor of certain intellectual property utilized in the iNKT clinical trial, which commenced per agreement in the 2024 fiscal year.

16

General and Administrative Expenses

Key components of G&A expenses are the following:

Three months ended September 30,	2023	2022
	In 000’$	In 000’$
Professional fees	$762	$767
Share-based compensation expense	348	565
Payroll-related expenses	223	255
D&O insurance	175	312
Office and general expenses	99	65
Directors fees	83	83
Consulting fees	3	41
Total general and administrative expenses	$1,693	$2,088

G&A expenses decreased by approximately $0.4 million, or approximately 19%, from approximately $2.1 million in the Fiscal 2023 Quarter, to approximately $1.7 million in the Fiscal 2024 Quarter. Non-cash share-based compensation expense decreased by $0.2 million attributable to the vesting of certain stock options granted in prior years and lower fair value associated with more recent grants. Insurance expense decreased by $0.1 million due to the decrease in the D&O premium year-over-year resulting from changes in the insurance markets.

Six Months Ended September 30, 2023 Compared to the Six Months Ended September 30, 2022

(All Amounts in 000’$)

Results of Operations

The following details major expenses for the six months ended September 30, 2023, compared to the six months ended September 30, 2022:

Six months ended September 30,	2023	2022
	In 000’$	In 000’$
Operating expenses	$(10,927)	$(7,740)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	(1,224)	70
Share of loss in associate accounted for using equity method	(90)	(116)
Change in fair value of warrant liability	-	25
Depreciation expense	(26)	-
Foreign exchange transaction gain (loss)	1	(110)
Interest income, net	123	56
Loss before benefit for income taxes	(12,143)	(7,815)
Income tax benefit	1,052	5,105
Net loss	(11,091)	(2,710)
Other comprehensive income (loss)
Net unrealized gain on investments	469	-
Total comprehensive loss for period	$(10,622)	$(2,710)

Comprehensive loss attributable to:
Owners of the Company	$(10,608)	$(2,678)
Non-controlling interest	(14)	(32)
Total comprehensive loss for period	$(10,622)	$(2,710)

17

Results of Operations for the Six Months Ended September 30, 2023 Compared to the Six Months Ended September 30, 2022

We incurred a net loss of approximately $11.1 million and total comprehensive loss of approximately $10.6 million during the six months ended September 30, 2023 (the “Fiscal 2024 Six Months”), which include approximately $1.7 million of non-cash expenses, net, compared to a net loss and total comprehensive loss of approximately $2.7 million during the six months ended September 30, 2022 (the “Fiscal 2023 Six Months”), an increase in net loss of $8.4 million and an increase in total comprehensive loss of $7.9 million, period-over-period.

The components of the change in net loss and total comprehensive loss are as follows:

•	Operating expenses, which include R&D and G&A expenses, were $10.9 million in the Fiscal 2024 Six Months, compared to $7.7 million in the Fiscal 2023 Six Months, an increase of $3.2 million, which is discussed more fully below.

•	Our other items of income and expense were substantially non-cash in nature and aggregated approximately $1.216 million net loss in the Fiscal 2024 Six Months, compared to approximately $0.075 million net loss in the Fiscal 2023 Six Months, a change in other items of income and expense of approximately $1.141 million, period-over-period. The primary reason for the period-over-period difference in other items of income and expense were (a) the non-cash loss from the change (increase) in fair value of the deferred purchase price payable to the former Tarus shareholders and (b) the deferred obligation - iOx milestone totaling $1.224 million, partially offset by the increase in our net interest income from investments in short-term investments in the Fiscal 2024 Six Months.

•	Additionally, we reflected a non-cash net deferred income tax benefit of $1.1 million in the Fiscal 2024 Six Months, compared to a non-cash net deferred income tax benefit of $5.1 million in the Fiscal 2023 Six Months. For the Fiscal 2024 Six Months, we recognized a decrease in net deferred tax liability of $0.1 million to reflect the effect of the change in exchange rates on the liability during the period and the recognition $1.0 million of current period losses in the U.K. The Fiscal 2023 Six Months includes the foreign currency effect on deferred tax liability balance settleable in British pound sterling of $4.3 million and the recognition of current period losses in the U.K. of $0.6 million, as well as the rate change effect of $0.2 million.

Operating Expenses

Total operating expenses are comprised of the following:

Six months ended September 30,	2023	2022
	In 000’$	In 000’$
Research and development	$7,865	$3,441
General and administrative expenses	3,062	4,299
Total operating expenses	$10,927	$7,740

18

Research and Development Costs

R&D costs are comprised of the following:

Six months ended September 30,	2023	2022
	In 000’$	In 000’$
Research and development – Clinical	$2,985	$792
Manufacturing-related costs	1,715	26
Payroll-related expenses	847	905
Share-based compensation expense	817	1,211
Contractual milestone	500	-
Consulting fees	460	124
Research and development services and storage	238	243
Licensing fees	232	-
Research and development – CRADA	63	100
Legal regarding patents’ registration	8	40
Total research and development costs	$7,865	$3,441

R&D costs increased by approximately $4.5 million, or approximately 132%, from approximately $3.4 million in the Fiscal 2023 Six Months, to approximately $7.9 million in the Fiscal 2024 Six Months. The increase was primarily attributable to clinical trial costs (principally CRO-related), which increased from $0.8 million in the Fiscal 2023 Six Months to $3.0 million in the Fiscal 2024 Six Months, or approximately $2.2 million as activities ramped up throughout the period. We incurred manufacturing-related costs of $1.7 million related to the development of the drugs for the iNKT and adenosine clinical trials; there were de minimis related costs in the prior year period. Payroll-related expenses were consistent period over period; the increases in salaries effectuated January 2023 was offset by the fact that no bonus was accrued for in the Fiscal 2024 Six Months. Non-cash share-based compensation expense aggregated $0.8 million in the Fiscal 2024 Six Months (allocated equally to each of the adenosine and iNKT programs), as compared to approximately $1.2 million in the Fiscal 2023 Six Months. The decrease in non-cash stock-based compensation expense is due to the continued vesting of options granted in prior years, as well as recent grants having a lower grant date fair value. In the Fiscal 2024 Six Months, we incurred a milestone payment of $0.5 million for dosing our first adenosine patients, an increase in consulting fees of approximately $0.3 million to reflect the increase in activity period over period and, finally, $0.2 million in licensing fees paid to the licensor of certain intellectual property utilized in the iNKT clinical trial, which commenced per agreement in the 2024 fiscal year.

General and Administrative Expenses

Key components of G&A expenses are the following:

Six months ended September 30,	2023	2022
	In 000’$	In 000’$
Professional fees	$1,232	$1,670
Share-based compensation expense	695	1,189
Payroll-related expenses	447	506
D&O insurance	350	619
Office and general expenses	168	116
Directors fees	165	158
Consulting fees	5	41
Total general and administrative expenses	$3,062	$4,299

19

G&A expenses decreased by approximately $1.2 million, or approximately 28%, from approximately $4.3 million in the Fiscal 2023 Six Months, to approximately $3.1 million in the Fiscal 2024 Six Months. Professional fees decreased by $0.4 million, primarily attributable to legal fees associated with the Tarus acquisition in the Fiscal 2023 Six Months. Additionally, non-cash share-based compensation expense decreased by $0.5 million attributable to the vesting of certain stock options granted in prior years and lower fair value associated with more recent grants. Insurance expense decreased by $0.3 million due to the decrease in the D&O premium year-over-year resulting from changes in the insurance markets. Finally, payroll-related expenses in total were similar in the Fiscal 2024 Six Months, compared to the Fiscal 2023 Six Months; the increase in annual salaries effectuated in January 2023 was slightly more than offset by the fact that no bonus was accrued for in the Fiscal 2024 Six Months.

Liquidity and Capital Resources

Capital Resources

We filed a registration statement with the SEC under which we may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021. In connection with the registration statement, we have filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covers the offer, issuance and sale by us in an “at-the-market” (“ATM”) offering program of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent;
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald;
•	a prospectus supplement dated August 19, 2022, for the resale of up to $30,000,000 in ordinary shares that we may sell from time to time to Lincoln and an additional 94,508 shares that were issued to Lincoln; and
•	a prospectus supplement dated September 29, 2023 for the offer, issuance and sale by us in a registered direct public offering through H.C. Wainwright & Co., the placement agent, of (i) 1,970,000 ordinary shares at a purchase price of $1.90 per share and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,187,895 ordinary shares, at a purchase price of $1.899 per Pre-Funded Warrant (the “Pre-Funded Warrant Shares”), for aggregate gross proceeds of approximately $6 million. Each Pre-Funded Warrant is exercisable for one ordinary share at an exercise price of $0.001 per share, is immediately exercisable, and will expire when exercised in full (the “2023 Equity Financing”).

The Sales Agreement permits us to sell in an ATM program up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act. Upon termination of the Sales Agreement, any portion of the $50,000,000 included in the Sales Agreement prospectus that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the base prospectus.

On June 24, 2021, we completed the sale of 1,150,000 ordinary shares, including the underwriters’ option, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021.

On July 6, 2022 (the “Signing Date”), we entered into a Purchase Agreement (the “Committed Purchase Agreement”) with Lincoln, pursuant to which we may require Lincoln to purchase our ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the ordinary shares in three different scenarios as described below.

20

Regular Purchase – At any time after the Closing Date (as defined below) and provided that the closing sale price of the ordinary shares is not less than $0.25 per share, from time to time on any business day selected by us (the “Purchase Date”), we shall have the right, but not the obligation, to require Lincoln to purchase up to 30,000 ordinary shares at the Purchase Price (as defined below) per purchase notice (each such purchase, a “Regular Purchase”). Lincoln’s committed obligation under each Regular Purchase shall not exceed $1,500,000; provided, that the parties may mutually agree at any time to increase the dollar amount of any Regular Purchase on any Purchase Date above and beyond the forgoing amounts that Lincoln is committed to purchase. The purchase price for Regular Purchases (the “Purchase Price”) shall be equal to the lesser of: (i) the lowest sale price of the ordinary shares during the Purchase Date, and (ii) the average of the three (3) lowest closing sale prices of the ordinary shares during the ten (10) business days prior to the Purchase Date. We shall have the right to submit a Regular Purchase notice to Lincoln as often as every business day. “Closing Date” shall mean the date that customary conditions to closing have been satisfied, including that our shelf registration statement for the ordinary shares to be issued pursuant to the Committed Purchase Agreement is effective and available for use and any listing application and/or exchange approvals, to the extent applicable, have been approved.

•	Accelerated Purchase – In addition to Regular Purchases and provided that we have directed a Regular Purchase in full, we in our sole discretion may require Lincoln on each Purchase Date to purchase on the following business day (“Accelerated Purchase Date”) up to the lesser of (i) three (3) times the number of ordinary shares purchased pursuant to such Regular Purchase, and (ii) 25% of the trading volume on the Accelerated Purchase Date at a purchase price equal to the lesser of 97% of (i) the closing sale price on the Accelerated Purchase Date, and (ii) the Accelerated Purchase Date’s volume weighted average price (the “Accelerated Purchase Price”). The parties may mutually agree to increase the number of ordinary shares sold to Lincoln on any Accelerated Purchase Date at the Accelerated Purchase Price. We shall have the right in our sole discretion to set a minimum price threshold for each Accelerated Purchase in the notice provided with respect to such Accelerated Purchase and we may direct multiple Accelerated Purchases in a day; provided, that delivery of ordinary shares has been completed with respect to any prior Regular Purchases and Accelerated Purchases Lincoln has purchased.

•	Tranche Purchase – In addition to Regular Purchases and Accelerated Purchases and provided that the closing price of the ordinary shares is not below $0.25, at any time beginning five (5) business days from the Closing Date, we shall have the option to require Lincoln to purchase up to $3,000,000 in separate purchases of up to $1,000,000 of ordinary shares for each purchase (the “Tranche Purchases”, and with Regular Purchases and Accelerated Purchases, the “Committed Purchases”). The purchase price for each Tranche Purchase shall be equal to 90% of the Purchase Price. We may deliver notice to Lincoln for a Tranche Purchase so long as at least twenty (20) business days have passed since any Tranche Purchase was completed.

Upon execution of the Committed Purchase Agreement, we issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee. We have the right to terminate the Committed Purchase Agreement for any reason, effective upon one (1) business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement.

Committed Purchases shall be suspended if any of the following occur: (i) the shelf registration statement is not available for the sale of all of the ordinary shares issued pursuant to the Committed Purchase Agreement for ten (10) consecutive trading days or for a total of thirty (30) trading days out of the preceding 365 days; (ii) the ordinary shares cease to be DTC authorized and participating in the D.W.A.C./F.A.S.T. systems; (iii) suspension of the ordinary shares from trading for one (1) trading day; (iv) any breach of the representations and warranties or covenants contained in any related agreements with Lincoln which has or which could have a material adverse effect on us, Lincoln or the value of the ordinary shares, subject to reasonable cure periods to be agreed upon for curable breaches of covenants; (v) if we are listed on a national exchange or market (excluding the OTC Markets, OTC Bulletin Board or comparable market), at any time prior to shareholder approval of the Committed Purchase Agreement more than 19.99% of our aggregate ordinary shares, determined as of the Signing Date, would be issuable to Lincoln in violation of the principal securities exchange or market rules; (vi) if the ordinary shares cease to be eligible for trading on the Nasdaq Capital Market, our principal market, and is not immediately thereafter trading on the Nasdaq Global Select Market, the Nasdaq Global Market, the NYSE, the NYSE American, or the OTC Markets; or (vii) our insolvency or our participation or threatened participation in insolvency or bankruptcy proceedings by or against us. The Committed Purchases may resume following the resolution of any of the forgoing events.

21

The Committed Purchase Agreement does not impose any financial or business covenants on us and there are no limitations on the use of proceeds received by us from Lincoln. We may raise capital from other sources in our sole discretion; provided, however, that we shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the Signing Date, excluding, however, an ATM transaction with a registered broker-dealer, which includes any sales under the Sales Agreement with Cantor Fitzgerald.

In connection with the Committed Purchase Agreement, we and Lincoln entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated July 6, 2022. Pursuant to the Registration Rights Agreement, we agreed, within the time required under Rule 424(b) under the Securities Act, to file with the SEC an initial prospectus supplement to our shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Committed Purchase Agreement. All reasonable expenses of ours incurred through the registration of the ordinary shares under the Committed Purchase Agreement shall be paid by us.

From October 2022 through March 31, 2023, we sold 166,145 ordinary shares under the ATM program, generating net proceeds of approximately $0.9 million. Separately, between October 2022 and March 31, 2023, we sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million. Finally, from April 1, 2023 through September 30, 2023, we sold 186,604 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million.

On March 1, 2023, Tarus entered into a clinical service agreement with a third-party service provider. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The agreement provides for budgeted costs totaling approximately $12.1 million.

In connection with the 2023 Equity Financing, on September 29, 2023, we entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering as described above (the “Registered Direct Offering”) and a concurrent private placement (the “Private Placement,” and together with the Registered Direct Offering, the “Offerings”). The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, we sold (i) 1,970,000 ordinary shares, at a purchase price of $1.90 per share and (ii) Pre-Funded Warrants to purchase up to 1,187,895 Pre-Funded Warrant Shares. Each Pre-Funded Warrant is exercisable for one ordinary share at an exercise price of $0.001 per share, is immediately exercisable, and will expire when exercised in full.

In the Private Placement, we issued to such institutional and accredited investor unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series A Warrants”), unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series B Warrants”), and unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series C Warrants,” together with the Series A Warrants and the Series B Warrants, the “Private Warrants”), together exercisable for an aggregate of up to 9,473,685 ordinary shares (the “Private Warrant Shares”). Pursuant to the terms of the Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $1.90 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to us from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

22

Pursuant to an engagement letter, dated as of August 26, 2023, between us and H.C. Wainwright & Co., LLC (the “Placement Agent”), we paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. We also agreed to pay the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, we agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 157,895 ordinary shares (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Private Warrants, the “Warrants”), which represents 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Private Warrants, except that the Placement Agent Warrants have an exercise price equal to $2.375, or 125% of the offering price per ordinary share sold in the Registered Direct Offering, and will be exercisable for five years from the commencement of the sales pursuant to the Offerings.

Access to the Committed Purchase Agreement with Lincoln is generally limited based on, among other things, our Nasdaq trading volume. Furthermore, under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”), the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by our non-affiliates, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We are therefore limited by the Baby Shelf Rule as of the filing of this Form 6-K, until such time as our non-affiliate public float exceeds $75 million.

We are prohibited from issuing or entering into any agreement to issue ordinary shares (or ordinary share equivalents) involving a variable rate transaction, including pursuant to the Committed Purchase Agreement with Lincoln, the Sales Agreement for the ATM program and any other equity line of credit or at-the-market facility, for a period commencing on September 29, 2023 and expiring on April 3, 2024.

Going Concern

The accompanying condensed consolidated interim financial statements for the three and six months ended September 30, 2023 have been prepared on a basis that assumes that we will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying condensed consolidated interim financial statements for the three and six months ended September 30, 2023 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of September 30, 2023, we had cash and cash equivalents of approximately $3.4 million and total current liabilities of approximately $3.1 million. For the six months ended September 30, 2023, we are reporting a net loss of approximately $11.1 million and cash used in operating activities of approximately $7.7 million. As of October 31, 2023, we had approximately $7.2 million of cash and cash equivalents on hand.

Our cash and cash equivalents balance is decreasing from operations and we will not generate positive cash flows from operations for the fiscal year ending March 31, 2024.

23

We have and may continue to delay, scale-back, or eliminate certain of our activities and other aspects of our operations until such time as we are successful in securing additional funding. We are exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources. Our future success is dependent upon our ability to obtain additional funding. There can be no assurance, however, that we will be successful in obtaining such funding in sufficient amounts, on terms acceptable to us, or at all. As of the date of this filing, we currently anticipate that current cash and cash equivalents, excluding any potential proceeds from our ATM program and Committed Purchase Agreement with Lincoln, will be sufficient to meet our anticipated cash requirements through the end of March 2024. Access to our Committed Purchase Agreement with Lincoln is generally limited based on, among other things, our trading volume. Furthermore, under the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by our non-affiliates, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We therefore are limited by the Baby Shelf Rule as of the filing of this Form 6-K, until such time as our non-affiliate public float exceeds $75 million. These factors raise significant doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

We have incurred significant operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from our conduct of research and development activities.

We historically have funded our operations principally from proceeds from issuances of equity and debt securities. We will require significant additional capital to make the investments we need to execute our longer-term business plan. Our ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit our operations or ability to enter into certain transactions.

Cash Flows From Operating Activities

During the Fiscal 2024 Six Months, we used cash of approximately $7.7 million to fund operating activities, compared to approximately $4.7 million used during the Fiscal 2023 Six Months. Operations in both the Fiscal 2024 Six Months and the Fiscal 2023 Six Months were funded by cash raised from the ATM program, the public offering in June 2021 and the ordinary shares issued to Lincoln under the Committed Purchase Agreement, described above under “Capital Resources.”

Our continuing operations are dependent upon any one of:

1.	the development and identification of economically recoverable therapeutic solutions;
2.	the ability of us to obtain the necessary financing to complete the research and development; or
3.	the future profitable production, or proceeds, from the disposition of intellectual property.

We have incurred significant operating losses since inception due to significant R&D spending and corporate overhead, and we expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of September 30, 2023, we had cash and cash equivalents of approximately $3.4 million, working capital of approximately $3.1 million (including prepaid expenses of $2.4 million) and an accumulated deficit of approximately $170.7 million.  We have funded our operations primarily from proceeds from the sale of equity and debt securities. We will require significant additional capital to make the investments that we need to execute our longer-term business plan. Our ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to our existing stockholders and any future debt securities may contain covenants that limit our operations or ability to enter into certain transactions.

24

Cash Flows From Investing Activities

During the Fiscal 2024 Six Months, there were no cash flows from investing activities. During the Fiscal 2023 Six Months, we used cash of $0.6 million to fund investing activities.

Cash Flows From Financing Activities

During the Fiscal 2024 Six Months, we generated net cash of $0.6 million from financing activities. During the Fiscal 2023 Six Months, we used cash of $3.0 million to fund financing activities.

From April 1, 2023 through September 30, 2023, we sold 186,604 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million. Additionally, the Fiscal 2024 Six Months reflects the scheduled repayment of the lease liability.

Key Contractual Obligations

Details of contractual obligations, commitments and contingent liabilities are provided in Note 15, “Commitments and Contingent Liabilities,” to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2023.

Acquisition of Tarus

On July 1, 2022, we, and our wholly-owned subsidiaries, Portage Merger Sub I, Inc. and Portage Merger Sub II, LLC, and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor antagonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into Portage Merger Sub II, LLC with the surviving entity renamed Tarus Therapeutics, LLC.

As consideration for Tarus, we issued to the former Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day volume weighted average price per share of ordinary shares of Portage. Such ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months, which expired on February 1, 2023 and July 1, 2023, respectively. Additionally, the ordinary shares that were subject to a twelve month lock-up period, are also subject to a three month dribble-out period which commenced July 1, 2023. During the dribble out period, each holder may not sell more than 10% of the average trading volume of our ordinary shares for the rolling three month period prior to the date on which the holder executes a trade of our ordinary shares without our prior written consent (which we are permitted to withhold at our sole discretion). Additionally, payments of up to $32 million in cash or our ordinary shares (at our discretion) would be triggered upon achievement of future development and sales milestones, as described below. As a result of the transaction:

•	We also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest), for an aggregate of $3 million in liabilities. We repaid the short-term debt in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial utilizing Tarus’s adenosine receptor antagonists, we will pay an additional one-time payment of $15 million to the former Tarus shareholders. Payment will be in the form of cash or our ordinary shares (at our discretion). The remaining $17 million milestone is based on target commercial sales.

Additionally, in connection with the acquisition of Tarus, we initially recorded a deferred purchase price payable of $8.538 million, which reflected the estimated acquisition date fair value of contractual milestone obligations incurred.

We recognized a loss of $0.085 million and $0.770 million in the Fiscal 2024 Quarter and the Fiscal 2024 Six Months, respectively, to reflect the estimated fair value of the obligation at September 30, 2023 and the carrying value of the liability of $7.949 million is reflected on the condensed consolidated interim statements of financial position as of September 30, 2023.

25

Stimunity Convertible Note

On July 13, 2022, we entered into a commitment with Stimunity to provide Stimunity with €600,000 under a convertible note (the “Stimunity Convertible Note”) with a maturity date of September 1, 2023 (the “Maturity Date”), which was funded by us on September 12, 2022. The Stimunity Convertible Note provided for interest at 7% per annum. The Stimunity Convertible Note was to be automatically converted into Series A shares upon Stimunity completing a Series A round for at least €20 million. Also, we were entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Also, if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for at least €5 million (the “Minimum Raise”), we had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares of Stimunity. Stimunity did not close a financing prior to the Maturity Date. We have not exercised our conversion rights to date. We are currently in discussions with Stimunity with respect to a restructuring of our overall interest in Stimunity. There can be no assurance that such negotiations will be successful, or that Stimunity will be successful in securing additional financing. We have evaluated the current financial markets, and the underlying assets of Stimunity and determined that the carrying value of our investment in Stimunity and the Convertible Note approximate the fair value at September 30, 2023.

iOx Share Exchange Agreement

On July 18, 2022, we and our wholly-owned subsidiary, SalvaRx Limited (“SalvaRx”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform. We followed IFRS 3, “Business Combinations,” and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. We achieved control of iOx on January 8, 2019 upon the completion of our acquisition of SalvaRx. See our Annual Report on Form 20-F for the year ended March 31, 2023 for additional information. Further transactions whereby we acquire further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to us; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

We now own the worldwide rights to iOx’s small molecule iNKT engagers, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to us, and we acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 1,070,000 of our ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, we own 100% of the issued and outstanding shares of iOx through our wholly-owned subsidiary, SalvaRx.

As additional consideration for the sale of the iOx shares to us under the Share Exchange Agreement, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from us having an aggregate value equal to $25 million calculated at the Per Share Earnout Price (as defined in the Share Exchange Agreement) upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/engager) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). We shall have the option, in our sole and absolute discretion, to settle the Earnout Shares in cash.

We initially recorded $5.478 million as the fair value estimate of the Earnout Shares, which is reflected as deferred obligation - iOx milestone. We recognized a loss of $0.028 million and $0.454 million in the Fiscal 2024 Quarter and the Fiscal 2024 Six Months, respectively, to reflect the estimated fair value of the obligation as of September 30, 2023 and the carrying value of the liability of $4.580 million is reflected on the condensed consolidated interim statements of financial position as of September 30, 2023.

26

Master Services Agreement

Effective March 15, 2022, through iOx, we entered into a Master Services Agreement (the “MSA”) with Parexel International (IRE) Limited (“Parexel”) under which Parexel agreed to act as clinical service provider (CRO) pursuant to a work order (“Work Order”) effective June 1, 2022. Pursuant to such Work Order, Parexel will operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and NSCLC. The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion of the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million. During Fiscal 2023, we executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs.

Clinical Service Agreement

On March 1, 2023, we, through Tarus, entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement is through the earlier of August 14, 2025, or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million.

iOx (iNKT) License

On July 1, 2015, iOx entered into a licensing agreement with Ludwig Institute for Cancer Research Ltd. (“LICR”), which covers certain technology, intellectual property and know-how and development with respect to iNKT cell agonists to treat human diseases. Under the terms of the licensing agreement (“LICR License”), LICR granted to iOx an exclusive worldwide license, with the right to grant sublicenses, under the Licensed Patent and Licensed Technology, each as defined in the LICR License, in each case, to develop, make, have made, use, sell, offer for sale and import Licensed Products, as defined in the LICR License, subject to certain rights retained by LICR for academic and research purposes. The LICR License provides for a royalty term of ten years after the first commercial sale, on a Licensed Product by Licensed Product, country by country basis. Upon the expiration of the applicable royalty term, the license with respect to such Licensed Product in such country will convert to a non-exclusive, fully paid-up license.

LICR is entitled to 15,000 GBP as an annual license fee on each annual anniversary of the effective date of the LICR License until royalties become duly payable and 15,000 GBP as a patent reimbursement fee until LICR has been fully reimbursed for all patent costs incurred prior to the LICR License.

Additionally, LICR is entitled to milestone payments totaling up to 20.45 million GBP based upon the first Licensed Product achieving specific clinical, regulatory and sales based milestones. LICR is also entitled to milestone payment totaling up to 10.25 million GBP based upon a second Licensed Product achieving specific clinical, regulatory and sales based milestones.

Finally, LICR is entitled to a low-single digit royalty on net sales of Licensed Products that marginally escalates upon sales levels all determined by territory. LICR is also entitled to a percentage of any sublicensing income that gradually decreases based on the stage of development of the most advanced Licensed Product that is the subject of the applicable sublicense agreement.

Pursuant to the terms and conditions of the LICR License, LICR is responsible for managing the preparation, filing, prosecution and maintenance of all Licensed Patent Rights, as defined in the LICR License. iOx will reimburse LICR for all reasonable patent costs it incurs after the effective date of the LICR License. Further, the LICR License provides that both parties have the right to termination for material breach or default in the performance of obligations under the LICR License by the other party and in the event of insolvency of the other party.

27

Tarus (adenosine) License

On July 1, 2022, we acquired Tarus Therapeutics, Inc. Pursuant to the license agreement entered into by Tarus Therapeutics, Inc. and Impetis Biosciences Limited (“Impetis”) dated October 29, 2019 (“Impetis License”), Impetis granted to Tarus an exclusive sublicensable worldwide license to develop and commercialize the adenosine receptor antagonists for all indications and certain other assets which were granted upon exercise of a call option on November 5, 2020.

Under the terms of the Impetis License, Impetis is eligible to receive payments totaling up to $38 million on an Impetis Compound (as defined in the Impetis License) based upon achievement of certain clinical and commercial milestones. Milestone payments due in the amount of USD $1 million for achievement of certain regulatory milestones were paid in July 2022.

Additionally, commencing upon the First Commercial Sale (as defined in the Impetis License) of a Licensed Product (as defined in the Impetis License), Impetis is entitled to royalties on worldwide net sales that begin in the mid-single digits and escalate through multiple tiers, with net sales over $1 billion receiving low double digit royalties.

Pursuant to the terms and conditions of the Impetis License, Tarus has exclusive and full authority to manage all intellectual property (whether licensed or not) underlying the assets covered by the Impetis License and any other aspects related to exploitation, development and commercialization thereof at its own cost, and Impetis must provide Tarus reasonable assistance as requested at Tarus’ cost and expense. Further, the Impetis License provides that both parties have the right to termination for material breach by the other party and in the event that the other party undergoes certain events such as a voluntary winding-up, a liquidation or entry into receivership.

Off-balance Sheet Arrangements

As of September 30, 2023 and March 31, 2023, we did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Significant related party transactions are detailed in Note 16, “Related Party Transactions,” to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2023.

Financial and Derivative Instruments

Our financial instruments recognized in our condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment; and therefore, these estimates cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

28

The following table summarizes our financial instruments as of September 30, 2023 and March 31, 2023:

	As of September 30, 2023			As of March 31, 2023
	Amortized Cost	FVTOCI	FVTPL	Amortized Cost	FVTOCI	FVTPL

Financial assets
Cash and cash equivalents	$3,445	$-	$-	$10,545	$-	$-
Prepaid expenses and other receivables	$2,393	$-	$-	$2,689	$-	$-
Convertible note receivable, including accrued interest, net of impairment	$-	$-	$429	$-	$-	$442
Investment in associate	$-	$-	$716	$-	$-	$806
Investment in public company	$-	$2,568	$-	$-	$2,087	$-

	As of September 30, 2023		As of March 31, 2023
	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$3,087	$-	$1,865	$-
Lease liability - current	$49	$-	$-	$-
Lease liability - non-current	$237	$-	$-	$-
Deferred purchase price payable - Tarus	$-	$7,949	$-	$7,179
Deferred obligation - iOx milestone	$-	$4,580	$-	$4,126

A summary of our risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

Our financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and public entities, accounts payable and accrued liabilities, lease liability, deferred purchase price payable and deferred obligation.

We classify the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

29

The following methods and assumptions were used to estimate their fair values:

Investment in Associate: The fair value of the Stimunity investment was determined based on an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity (Level 3). We recorded a provision of impairment of $0.607 million with respect to the investment in associate decreasing the carrying value of the investment in associate to $0.806 million as of March 31, 2023. There was no provision for impairment recorded in the three and six months ended September 30, 2023.

Convertible Note Receivable: The fair value of the Stimunity Convertible Note receivable denominated in euros at initial recognition is the transaction price for the instrument adjusted for the effect of the currency translation rate on the reporting date (Level 3). The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. We recognized an unrealized gain of $0.039 million through other comprehensive income (“OCI”) in Fiscal 2023 to reflect the change in translation rate for the Stimunity Convertible Note settleable in euros, increasing the carrying value of the Stimunity Convertible Note to $0.653 million. As of March 31, 2023, we determined that there were indications of impairment, based upon the inability of Stimunity to obtain financing. We performed an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity. We recorded an impairment of $0.211 million resulting from the impairment analysis decreasing the carrying value of the Stimunity Convertible Note to $0.442 million as of March 31, 2023. During the three and six months ended September 30, 2023, we recorded an unrealized loss through OCI of $0.013 million and $0.012 million, respectively, to reflect the translation rate effect on the Stimunity Convertible Note settleable in euros.

The Stimunity Convertible Note matured on September 1, 2023 but has not been settled. The Stimunity Convertible Note was to be automatically converted into Series A shares upon Stimunity completing a Series A round for at least €20 million. Also, we were entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Also, if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for the Minimum Raise, we had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares of Stimunity. Stimunity did not close a financing prior to the Maturity Date. We have not exercised our conversion rights to date. We are currently in discussions with Stimunity with respect to a restructuring of our overall interest in Stimunity. There can be no assurance that such negotiations will be successful, or that Stimunity will be successful in securing additional financing. We have evaluated the current financial markets, and the underlying assets of Stimunity and determined that the carrying value of our investment in Stimunity and the Convertible Note approximate the fair value at September 30, 2023.

Investment in Public Company: Upon Intensity’s IPO effective June 30, 2023, the fair value of the investment is determined by the quoted market price (Level 1).

Accrued Equity Issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Lease Liability - Current: The lease liability - current represents the present value of the lease payments due over the next twelve months discounted at our incremental borrowing rate (Level 2).

Lease Liability - Non-Current: The lease liability - non-current represents the present value of the lease payments due under the lease less the current portion of such payments discounted at our incremental borrowing rate (Level 2).

Deferred Purchase Price Payable - Tarus: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 at acquisition date, adjusted at each reporting date for any change in fair value (Level 3). The fair value was determined using the Income Approach and was based upon the analysis on the Tarus clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and our experience, as well as the relevant cost of capital. We recorded a (loss) from the change (increase) in the fair value of the liability of $0.085 million and $0.770 million for the three and six months ended September 30, 2023, respectively, and a gain from the change (decrease) in the fair value of the liability of $0.016 million for the three and six months ended September 30, 2022. The deferred purchase price payable - Tarus balance was $7.949 million and $7.179 million as of September 30, 2023 and March 31, 2023, respectively.

30

Deferred Obligation - iOx Milestone: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 as of July 18, 2022, the date of the Share Exchange Agreement, adjusted at each reporting date for any change in fair value (Level 3). The fair value was determined using the Income Approach and based on factors including the clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and our experience, as well as the relevant cost of capital. We recorded a (loss) from the change (increase) in the fair value of the liability of $0.028 million and $0.454 million for the three and six months ended September 30, 2023, respectively, and a gain from the change (decrease) in the fair value of the liability of $0.054 million for the three and six months ended September 30, 2022. The deferred obligation - iOx milestone balance was $4.580 million and $4.126 million as of September 30, 2023 and March 31, 2023, respectively.

Fair Value Hierarchy

The investment in public company (Intensity) was transferred from Level 3 to Level 1 of the fair value hierarchy for the six months ended September 30, 2023 as the result of Intensity’s IPO. For Fiscal 2023, the fair value of the investment was determined based on an IAS 36 impairment analysis after determining there were external indications of impairment (Level 3).

Our financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in our condensed consolidated interim statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of September 30, 2023 and March 31, 2023, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in satisfying financial obligations as they become due.

Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to our reputation. We hold sufficient cash and cash equivalents to satisfy current obligations under accounts payable and accruals.

We monitor our liquidity position regularly to assess whether we have the funds necessary to meet our operating needs and needs for investing in new projects.

As a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to us, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on our future ability to access capital on terms that are acceptable to us. There can be no assurance that required financing will be available to us.

Foreign Currency Risk

While we operate in various jurisdictions, substantially all of our transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

31

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments (including the Stimunity Convertible Note, deferred tax assets and liabilities, R&D costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, in-process research and development and the determination of the accounting acquirer and acquiree in the business combination accounting.

New Accounting Standards, Interpretations and Amendments

We are also unaware of any applicable but not-yet-adopted standards that are expected to materially affect our financial statements for future periods.

Internal Control Over Financial Reporting

The management of the Company, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the Company’s Board of Directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2023. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under these criteria, management identified material weaknesses in the Company’s internal control over financial reporting and, as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2023.

32

Management identified the following material weaknesses in our internal control over financial reporting.

•	Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;

•	Management lacks the number of skilled persons that it requires given the complexity of the reporting requirements that it has to make, which more specifically include the staff and expertise to (i) properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) apply complex accounting principles, including those relating to business combination accounting, income taxes and fair value estimates; and

•	There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process R&D assets, share-based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

Public Securities Filings

Additional information, including our annual information in the Annual Report on Form 20-F, is filed with the Canadian Securities Administrators at www.sedar.com and with the SEC at www.edgar.com.

33